Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN PUBLIC HOLDINGS INC
filed 1998-03-31
CIK 1037559



AMERICAN PUBLIC HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
                                                                                                    For the years
                                                                                                 ended December 31,
                                                      -----------------------------------------------------------------------

                                                           1997           1996           1995           1994         1993
                                                      -----------------------------------------------------------------------
Revenues:

    Premiums                                          $27,355,511    $26,069,848    $25,385,971    $24,172,890    $21,300,631
    Net investment income                               2,536,674      2,387,010      2,300,624      2,214,311      2,351,929
    Realized investment gains    (losses)                 (24,118)       (80,291)       (82,117)        (5,235)       339,381
    Other income                                           34,711         26,067         28,129         38,594         35,071

Benefits and expenses:
    Benefits, claims, losses and
       settlement expenses                             20,117,037     17,650,892     18,025,211     16,957,140     12,756,312
    Expenses                                           10,674,763     10,577,530     10,532,065      9,013,565      8,863,845

Income (loss) before income
    tax provision (benefit)                              (889,022)       174,212       (924,669)       449,855      2,406,855

Income tax provision (benefit)                           (146,371)        17,328       (337,013)      (105,545)       763,050

Net income (loss)                                        (742,651)       156,884       (587,656)       555,400      1,643,805
                                                         ========        =======       ========        =======      =========

Net income (loss) per share*                                (0.67)          0.14          (0.51)           .48           1.41


Other selected financial data:
    Stockholders' equity                              $15,623,802    $16,136,588    $16,597,309    $17,663,109    $17,407,462
    Book value per share*                                   14.07          14.29          14.34          15.28          14.93
    Dividends per share*                                      .22            .22            .22            .27            .25
    Total assets                                       52,346,775     52,184,610     51,724,155     51,281,469     50,015,268

     *Based upon the number of shares after giving retroactive effect for a 20 for 1 stock dividend in March, 1998. Actual dividends paid in 1996, 1995, 1994 and 1993 were $4.70, $4.70, $4.70, $5.67, and $5.25, respectively.

                    AMERICAN PUBLIC HOLDINGS, INC. AND SUBSIDIARY
             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS FOR THE
                    YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


Overview

         The Company experienced net losses in 1995 and 1997, and relatively low net income in 1996. The decline in net income is attributable to increased benefit costs on cancer products, specifically chemotherapy and radiation treatment. The Company has been implementing rate increases on its unlimited chemotherapy cancer policies, and this has contributed to the decline in the in force policy inventory.

         The Company incurred a net loss in 1995, as a result of higher benefit costs on its cancer insurance. Rate increases on cancer insurance and sales of dental insurance provided the increase in premium income over 1994. Benefit costs increased as sales of dental insurance progressed, in addition to the increase in cancer claims. Operating expenses continued to rise in 1995 as the Company continued developing new products to market to replace the declining sales of cancer insurance.

         Net income improved in 1996 compared to 1995 as new group insurance products were introduced. Additionally, benefits were down, as the Company received fewer cancer claims as compared to the previous year. Premium growth was attributable to additional rate increases on cancer insurance, and to sales of dental insurance, group disability, group dental insurance and group hospital indemnity insurance, all of which are supplemental health products.

         The Company's net loss in 1997 was due to increased claims on unlimited benefit cancer insurance policies. The Company has discontinued sales of unlimited benefit policies. Also contributing to the loss was a decrease in our in force policies due to rate increases on cancer products and the Company's efforts to diversify its product mix in order to dilute the amount of cancer insurance that is in force. Although the Company's decision to discontinue the sale of unlimited benefit cancer policies had a negative effect on the Company's sales force, it has been able to attract new agents with new products. As a result, the Company experienced increased sales of new business in 1997 to a record level of approximately $7,000,000 of annualized premium.

Known Trends

         The Company's marketing strategy has been transformed from primarily a single product offering, specifically cancer insurance, to a more diversified product mix, which includes various group insurance products and dental insurance. As part of this change in marketing strategy, unlimited chemotherapy cancer products were removed from the product mix. Sales of alternative cancer products have been weak. However, sales of our dental and group insurance products have filled the void left by the departure of cancer sales.

         The Company is attempting to manage its existing block of cancer policies with rate increase assessments and by offering a conversion option.

The Company is attempting to further diversify its product mix with the introduction of new individual hospital indemnity and individual disability income insurance. In 1997, the Company became licensed to market products in Kansas, Illinois, Indiana, and Utah bringing the number of authorized states to twenty-five.

Results of Operations

         The following table sets forth the Company's condensed statement of operations for the years ended December 31, 1993 through 1997, expressed as a percentage of total revenues.


                                                                  Years ended December 31,
                                            1997            1996           1995           1994            1993

Revenues:

     Premium                                 91.4%          91.8%          91.9%           91.5%          88.7%
     Net investment income                    8.5%           8.4%           8.3%            8.4%           9.8%
         Other                                 .1%           (.2)%          (.2)%            .1%           1.5%
                                              ---            ----           ----             --            ---

      Total revenues                        100.0%         100.0%         100.0%          100.0%         100.0%
                                            -----           -----         -----           -----          -----

Benefits and expenses:
     Benefits, claims, losses and
       settlement expenses                   67.3%          62.1%          65.2%           64.2%          53.1%
     Commission expense                       7.5%           8.3%           8.3%            9.1%           9.8%
     Salaries and benefits                    8.1%           9.1%           8.2%            8.0%           8.1%
     Amortization of deferred policy
       acquisition costs                     13.0           11.0%          13.1%            9.2%          12.0%
     Other operating expenses                 7.1%           8.9%           8.5%            7.8%           7.0%
                                              ---            ---            ---             ---            ---

         Total benefits and
            expenses                        103.0%          99.4%         103.3%           98.3%          90.0%
                                            -----           ----          -----            ----           ----


Income before income taxes                   (3.0)%           .6%         (3.3)%            1.7%          10.0%
Provision for federal income taxes            (.5)%           .1%         (1.2)%           (.4)%           3.2%
                                            ------          ----          -----            ----           ----

         Net income (loss)                 (2.5)%             .5%         (2.1)%            2.1%           6.8%
                                           ======           =====         ======            ====          =====


         Premium income has shown an increase in each year illustrated. Prior to 1994, cancer insurance was the only significant product sold in volume by the agents of the Company. In the fourth quarter of 1993, the Company acquired an existing block of dental business, and this acquisition contributed to premium growth in the years 1995, 1996 and 1997. Rate increases on cancer insurance (less lapses) have also contributed to the increase in premium income. The components of annualized premiums in force are summarized below:




                                                           Annualized Premiums In Force
                                                                   (In thousands)

                         Years ended December 31,                    Percentage change
                     1997      1996      1995     1994    1997 vs.1996 1996 vs.1995 1995 vs. 1994

Cancer             $17,826   $19,694   $19,271   $19,159       (9.49)%      2.20%        .58%
Dental Care          6,310     5,466     4,132     4,075       15.44       32.28        1.40
Accident             1,072     1,130     1,195     1,256       (5.13)      (5.44)      (4.86)
Life insurance         375       415       442       479       (9.64)      (6.11)      (7.72)
Other                  419       284       281       157       47.54        1.07       78.98
Group                3,468     1,513     1,109       764      129.21       36.43       45.16
                   -------   -------   -------   -------      ------       -----       ------
Total annualized
premium
in force           $29,470   $28,502   $26,430   $25,890        3.40%       7.84%       2.09%
                   =======   =======   =======   =======        ======      =====       =====


         As the above table illustrates, annualized cancer premium has begun to decrease due to lapses attributable to rate increases assessed on policyholders. In 1995 the Company discontinued sales of unlimited chemotherapy cancer products due to higher claim costs. As a result, the sales of cancer products plummeted. The void created by lower cancer sales has been replaced with sales of dental insurance and supplemental group health insurance, such as group dental and group disability.

         Total new business premiums are summarized by line of business below:

                                                          New Business Summary
                                                              (In thousands)

                                           Years ended December 31,              Percentage change
                                   -----------------------------------------------------------------------
                                      1997      1996     1995    1994     1997 vs. 19        1996 vs. 1995
                                   -----------------------------------------------------------------------

Cancer                             $  730    $   708    $1,785   $2,990        3.11%            (60.34)%
Dental Care                         2,249      2,095     1,590    1,268        7.35              31.76
Accident                              385        364       520      432        5.77             (30.00)
Life insurance                         95         45        46       57      111.11              (2.17)
Other                                 435        163       245      248      166.87             (33.47)
Group                               3,086      1,372       372      283      124.93             268.82
                                    -----      -----       ---      ---      ------             ------

Total annualized                   $6,980     $4,747    $4,558   $5,278       47.04%              4.15 %
                                   ======     ======    ======   ======       ======              ======
premium solicited


         Net investment income has increased each year. The increases in investment income are attributable to an increase in the volume of investments.

         The Company's investment policy is to invest in state and federal obligations as well as corporate obligations with a Standard & Poors rating of "BBB" or greater. In 1996 the Company discontinued the purchase of government agency, mortgage-backed securities and disposed of a significant amount of government agency, mortgage-backed securities, and shifted these funds
into  bonds  with  short  to  medium   maturities.   Such   government   agency,
mortgage-backed securities continue to be the largest component of the portfolio. Because of prepayments, such securities present a greater interest rate risk than traditional fixed income securities. The intent of the effort to change the mix of the portfolio is to reduce the risk, volatility and active management required of the portfolio since a change in market interest rates results in a related change in such securities' prepayment risk.

         The Company experienced realized investment losses in the years 1997, 1996, and 1995. The investment losses are the result of partial liquidations of non-performing real estate holdings.

         Benefits, claims, losses and settlement expenses which is the sum of claims paid and changes in reserves for claims and future policy benefits, has shown increases each year, with the exception of 1996. The components of benefits, claims, losses and settlement expenses are as follows:

                                    Benefits To Policyholders
                                         (In thousands)

                                    Years ended December 31,                        Percentage change
                          -------------------------------------------        -------------------------------
                           1997        1996        1995          1994        1997 vs. 1996     1996 vs. 1995
                          -------------------------------------------        -------------------------------

Paid claims               $19,669     $16,672       $16,185     $15,620             17.9%              3.0%

Reserve increase              448         979         1,840       1,337            (54.2)%           (46.8)%
                              ---         ---         -----       -----           -------           -------


Total benefits            $20,117     $17,651       $18,025     $16,957             14.0%            (2.1)%
                          =======     =======       =======     =======             =====            ======




                                   Benefits to Policyholders
                                  As a % of Total Premium

                       1997           1996         1995        1994
                       ------------------------------------------------

Paid claims             71.90%         63.95%       63.75%       64.62%
Reserve increase         1.64%          3.76%        7.25%        5.53%
                       -------         ------       ------       ------
Total benefits          73.54%         67.71%       71.00%       70.15%
                        ======         ======       ======       ======

         Claims have increased due to increased costs in cancer treatments such as chemotherapy. Also, the Company's expansion into other products such as dental insurance has exposed it to products with high claim utilization costs.

         Commission expense has increased in proportion to the increase in premium income. However, the percentage of commission expense to premium income has decreased because the Company does not pay commission on cancer premium rate increases and also the Company has shifted its focus to product lines which pay lower commissions.

         Salaries and benefits decreased in 1997 compared to 1996 due to cost-cutting measures. The Company was able to reduce staffing in 1997 through attrition. Increases in prior years were due to the staffing requirements needed to service the block of dental coverages acquired in 1993, as well as the Company's attempt to increase the level of employee compensation to be more competitive in its recruitment of qualified personnel. The Company's salary costs are still somewhat high relative to the volume of policies in force.

         The amortization of deferred acquisition costs (DAC) is comprised of two components, as shown in the following table:

                                             1997                1996              1995               1994

Amortization of DAC                       3,899,794           3,129,605         3,627,023          2,430,081
Current year deferred costs               2,380,598           2,049,305         2,872,745          2,772,789
Net change in DAC                         1,519,196           1,080,300           754,278           (342,708)

         The current year deferred costs represent the costs of acquisition of new business in the current year. The amortization of DAC represents the annual charge off against the asset and also all of the unamortized deferred expenses on current year lapses.

         The Company discontinued marketing unlimited chemotherapy cancer products in 1995. Consequently, the Company has changed its marketing focus to other product lines, specifically group accident and health insurance and dental insurance. The amount of current year deferred costs for 1997 and 1996 is lower than 1995 and prior years because our 1996 new business was less than 1995 (and prior years) and because our new product mix is sold at significantly lower commission rates.

         The amortization of DAC has risen in 1997, 1996 and 1995 as compared to prior years due to an increasing decline in our in force cancer policies. Because of the discontinued sales of unlimited chemotherapy cancer policies, policy lapses have exceeded new business. In addition, rate increases assessed on cancer policies have also attributed to increases in lapsed policies. As the number of lapsed policies rise, the amount of amortization of DAC also rises. Additionally, fewer costs are deferred on group insurance products such as group dental and group disability.

         Other operating expenses decreased by $540,431 in 1997 compared to an increase of $16,259 in 1996, due to cost-cutting measures implemented by the Company. Other operating expenses increased $16,259 in 1996 and increased $294,325 in 1995. In 1996 the Company incurred substantial expenses in connection with the acquisition of American Public Life by the Company. In 1997 the Company implemented cost saving measures including staff reductions through attrition. In 1996 the Company reduced expenses by reducing the staff of its off-site dental administration office.

In 1995 the Company incurred significant expenses related to a limited benefit offer made to policyholders as opposed to a rate increase. These costs are somewhat high relative to the volume of policies in force.

Liquidity and Capital Resources

         The Company's insurance operations provide the primary source of liquidity for the Company. The Company needs liquidity for benefit payments, policy acquisition costs and operating expenses on a recurring basis. The Company currently is not aware of any other short-term or long-term liquidity needs, although it is possible that additional demands for liquidity will arise in the future.

         The Company's principal sources of cash to meet its liquidity needs are premiums and investment income. The Company typically generates excess cash flow each year from operations. Should an occasion arise where additional resources are needed, the Company's investments provide an additional source of liquidity. At December 31, 1997 and 1996, 100% of the Company's investments were in fixed maturity securities, mortgage loans, investment real estate, policy loans and short-term certificates of deposit. Total investments, combined with cash and cash equivalents, increased to $37,833,899 at December 31, 1997 compared to $36,780,066 at December 31, 1996, and $35,010,048 at December 31, 1995, due to
increases in operational cash flow.

         Prior to the establishment of the Company as a holding company for American Public Life, American Public Life paid annual cash dividends to stockholders of $4.70 per share in 1996 and 1995. In March, 1997, the Board of Directors of the Company declared an annual cash dividend for 1997 of $4.70 per share (or $.22 per share, post stock dividend in March, 1998) which was paid in May 1997. In 1996 and 1995, the Company repurchased shares of its common stock for an aggregate cost of $1,629,445. The Company also issued shares of common stock in 1997, 1996 and 1995 for aggregate consideration of $812,375.

         The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years.

         Pursuant to the laws and regulations of the State of Mississippi, American Public Life is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

         The National Association of Insurance Commissioners ("NAIC") measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its total capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor to various statutory based assets, premiums and reserve items, wherein the factor is higher for items with greater underlying risk.

         The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1997, American Public Life was in compliance with these minimum capital requirements as follows:

         Total adjusted capital                                  $8,759,856
         Authorized control level risk-based capital             $2,220,903
         Ratio of adjusted capital to risk-based capital             3.94:1

         The Company has no outstanding material commitments for capital expenditures as of the end of the latest fiscal period.

Year 2000

         The year 2000 computer issue is caused by computer programs being written using two digits rather than four to identify the applicable year. Since most application software only contains the two digits, many systems will identify January 1, 2000 as January 1, 1900 which has the potential to cause many computer systems and software programs to generate incorrect results, or worse, not function at all. The magnitude of the problem extends beyond the computer environment as many business machines and other office equipment also have date sensitive functions. In 1996, for reasons unrelated to the Year 2000 issues, the Company retained a third party to design a new computer system including software applications to replace the Company's current system. This system which will begin running in June of 1998, will be Year 2000 compliant. Testing of the system will be completed by the end of 1998. The costs to replace the system will be capitalized and amortized over the useful life of the system. Costs for replacement incurred during 1997 were not material to the Company's consolidated financial statements. Costs to be incurred in 1998 are not expected to have a material adverse effect on the Company's financial statements.

         Although replacement and testing costs related to the new system have not been and are not expected to have a material adverse effect on the Company's financial statements, failure to address the Year 2000 issues would have a material adverse effect on the Company's business and financial results. The Company does not believe that the non-compliance of vendors or counter parties would have a material effect on the Company's financial statements as the Company does not rely on any significant vendors or counterparties for its business.

                                              DESCRIPTION OF BUSINESS

         The Company is a Mississippi business corporation organized on December 21, 1995 by American Public Life to serve as a holding company for American Public Life. On February 20, 1996 the Mississippi Commissioner of Insurance approved an Agreement and Plan of Exchange pursuant to which American Public Life became a wholly-owned subsidiary of the Company, and each share of outstanding American Public Life Common Stock was converted into one share of Company Common Stock. The Plan of Exchange became effective on November 30, 1996.

         The Company has no significant assets other than the stock of American Public Life. American Public Life is a Mississippi life and health insurance company, which began operations in 1945. It is licensed to do business in twenty-five (25) states. American Public Life specializes in supplemental health insurance products, including cancer, accident, intensive care, heart attack/stroke and dental insurance policies. American Public Life also offers whole life and term life insurance contracts.

                                         MARKET INFORMATION AND DIVIDENDS

Market Information

         Before it became a subsidiary of the Company, American Public Life's Common Stock was traded on a limited and sporadic basis in the over-the-counter market. The following table sets forth the range of high and low bid prices on the OTC Bulletin Board of American Public Life's Common Stock for 1996 and is based on information provided by the National Quotation Bureau. The prices reported by the National Quotation Bureau reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions and may not have represented actual transactions.

                                    Bid Prices, Restated*
                                  Low                     High
1996

First Quarter                      6.81                  7.67
Second Quarter                     7.19                  7.62
Third Quarter                      7.62                  7.69
Fourth Quarter                     7.73                  7.73

*These figures have been restated to reflect the effect of a 20 for 1 stock dividend on the Company's common stock paid in March of 1998.

         During 1997, while the Company was in the process of registering its common stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934, there were no quotations made on the OTC Bulletin Board. The Company's Common Stock began to be quoted on the OTC Bulletin Board in February of 1998.

Holders

    As of March 16, 1998, there were 1,780 holders of record of Common Stock of the Company.

Dividends

         In 1996, prior to its acquisition by the Company, American Public Life paid annual cash dividends to its stockholders of $.22 per share (restated for March, 1998 20 for 1 Company stock dividend). In 1997, the Company paid an annual cash dividend of $.22 (restated for March, 1998 20 for 1 Company stock dividend).

         The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis, which, as of December 31, 1997, was $5,889,437. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years. Under this test, American Public Life has only approximately $30,000 available for the payment of dividends to the Company in 1998. As a result, the Company does not intend to pay a cash dividend in 1998. The payment of future cash dividends will depend on a variety of factors, including the net income of the Company and the Company's capital needs.

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of American Public Holdings, Inc.:

We have audited the consolidated balance sheets of American Public Holdings, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Public Holdings, Inc. and subsidiary as of December 3l, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
---------------------------
Deloitte & Touche LLP
Jackson, Mississippi
March 6, 1998

AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

         ASSETS                                                                     1997               1996
  ----------------------------------------------------------                  ------------         ------------

  Investments:
   Available for sale securities - at fair value (amortized
   cost of $33,743,287 in 1997 and $32,406,128 in 1996)                     $ 34,626,186         $ 32,720,388
   Mortgage loans                                                                989,859            1,075,268
   Investment real estate - net                                                  727,700              781,542
   Policy loans                                                                1,490,154            1,600,398
                                                                            ------------         ------------
   Total investments                                                          37,833,899           36,177,596
   Cash and cash equivalents                                                     608,434              602,470
   Accrued investment income                                                     440,614              424,805
   Accounts and notes receivable, net of allowance for
   uncollectible accounts of $41,000 (1997) and $46,000 (1996)                   455,848              512,906
   Deferred policy acquisition costs                                           9,798,294           11,317,490
   Property and equipment - net                                                2,193,163            2,205,019
   Real estate acquired in satisfaction of debt                                  504,660              583,393
   Deferred income tax asset                                                     399,160              357,272
   Other                                                                         112,703                3,659
                                                                             ------------         ------------






     TOTAL ASSETS                                                              $52,346,775          $52,184,610
                                                                               ===========          ===========

See notes to consolidated financial statements.




   LIABILITIES AND STOCKHOLDERS' EQUITY                                            1997                 1996
                                                                               -----------          -----------
LIABILITIES:
   Future policy benefits                                                      $33,393,109          $32,918,172
   Unpaid claims                                                                 1,086,795              856,085
   Unearned premiums                                                               843,021              879,437
   Policyholders' dividend accumulations                                           406,456              396,952
   Accounts payable and other liabilities                                          993,592              997,376
                                                                               -----------          -----------
   Total liabilities                                                            36,722,973           36,048,022
   COMMITMENTS  AND  CONTINGENCIES  (Notes  5, 8 and 11)
   STOCKHOLDERS'  EQUITY:
   Preferred stock, $1 par value,  authorized 25,000,000 shares
   Common stock, no par value, authorized 50,000,000 shares,
   issued 1,111,299 (1997) and 1,202,250 (1996) shares                              52,919               57,250
   Additional paid-in capital                                                    2,257,800            2,232,750
   Unrealized gain on available for sale securities, net of


   Retained earnings                                                               706,319              251,408
   Retained earnings deferred taxes of $177,000 (1997) and $63,000 (1996)       12,606,764           14,609,589
                                                                               -----------           ----------
                                                                                15,623,802           17,150,997
   Less cost of treasury stock - 92,526 shares                                                      (1,014,409)
                                                                               -----------           ----------
   Total stockholders' equity                                                   15,623,802           16,136,588
                                                                               -----------           ----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $52,346,775          $52,184,610
                                                                               ===========          ===========





AMERICAN PUBLIC HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997,1996 AND 1995

                                                                 1997                  1996                 1995
                                                              -----------          -----------          ----------

REVENUE:
Premiums                                                  $27,355,511          $26,069,848          $25,385,971
Net investment income                                       2,536,674            2,387,010            2,300,624
Realized investment losses                                    (24,118)             (80,291)             (82,117)
Other income                                                   34,711               26,067               28,129
                                                          ------------         ------------         ------------
                                                           29,902,778           28,402,634           27,632,607

BENEFITS AND EXPENSES:
Benefits, claims, losses and
settlement expenses                                        20,117,037           17,650,892           18,025,211
Commission expense                                          2,242,620            2,346,428            2,301,863
Salaries and benefits                                       2,409,323            2,584,925            2,265,737
Amortization of deferred policy
acquisition costs                                           3,899,794            3,129,605            3,627,023
Insurance taxes, licenses and fees                          1,166,180            1,019,295              856,424
Other operating expenses                                      956,846            1,497,277            1,481,018
                                                          ------------         ------------          -----------
                                                           30,791,800           28,228,422           28,557,276
                                                           ----------          ------------          -----------

INCOME (LOSS) BEFORE INCOME TAX
PROVISION (BENEFIT)                                         (889,022)              174,212             (924,669)
INCOME TAX PROVISION (BENEFIT)                              (146,371)               17,328             (337,013)
                                                          -----------          -----------          ------------
NET INCOME (LOSS)                                         $ (742,651)            $ 156,884           $ (587,656)
                                                          ===========          ===========          ============
NET INCOME (LOSS) PER SHARE                                  $ (0.67)               $ 0.14              $ (0.51)
                                                          ===========          ===========          ============

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUTY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                                                    Unrealized
                                                                       Additional    Gain on                               Total
                                                Common Stock            Paid-in    Available for  Retained   Treasury  Stockholders'
                                                   Shares     Amount   Capital   Sale Securities  Earnings    Stock        Equity
                                                -----------  ------- ---------------------------  -------   ----------  ------------
  BALANCE, JANUARY 1, 1995                      1,202,250   $57,250  $ 2,232,750             $15,545,323 $ (172,214) $ 17,663,109
  Treasury stock acquired                                                                                  (560,795)     (560,795)
  Treasury stock reissued                                                                                   335,000       335,000
  Dividends to stockholders ($.22 per share)                                                    (252,349)                (252,349)
  Net loss                                                                                      (586,656)                (587,656)
                                                 ---------   -------  -----------   -------- ------------- ----------  ------------
  BALANCE, DECEMBER 31, 1995                     1,202,250    57,250    2,232,750              14,705,318   (398,009)   16,597,309
  Change in net unrealized gain                                                     $251,408                               251,408
  Treasury stock acquired                                          ,                                      (1,068,650)   (1,068,650)
  Treasury stock reissued                                                                                    452,250       452,250
  Dividends to stockholders ($.22 per share)                                                     (252,613)                (252,613)
  Net income                                                                                      156,884                  156,884
                                                 ----------   ------  -----------   --------  ------------ ----------   -----------

  BALANCE,DECEMBER31, 1996                       1,202,250    57,250    2,232,750    251,408   14,609,589 (1,014,409)   16,136,588
  Change in net unrealized gain                                                      454,911                               454,911
  Stock issued                                       1,575        75       25,050                                           25,125
  Treasury stock retired                           (92,526)   (4,406)                          (1,010,003)  1,014,409            0
  Dividends to stockholders ($.22 per share)                                                     (250,171)                (250,171)
  Net loss                                                                                       (742,651)                (742,651)
                                                 ----------   -------  ----------   ---------  ------------ ----------   ----------

  BALANCE, DECEMBER 31, 1997                     1,111,299  $ 52,919   $ 2,257,800  $ 706,319 $ 12,606,764        $ O $ 15,623,802
                                                 =========  =========  ===========  ========= ============ ========== =============

See notes to consolidated financial statements.



AMERICAN PUBLIC HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                       1997               1996                1995
                                                               ------------        -----------        ------------
OPERATING ACTIVITIES:
Net income (loss)                                              $ (742,651)          $ 156,884         $ (587,656)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Realized investment losses                                         24,118             80,291              82,117
Amortization of deferred policy
acquisition costs                                               3,899,794          3,129,605           3,627,023
Depreciation and other amortization                               422,617            410,970             319,082
Deferred income tax benefit                                      (155,616)          (274,768)           (492,970)
Decrease (increase) in receivables                                 41,249            171,817             (80,162)
Decrease (increase) in other assets                              (109,044)             4,765              41,485
Policy acquisition costs deferred                              (2,380,598)        (2,049,305)         (2,872,745)
Increase in liability for future policy benefits                  474,937            883,361           1,880,558
Increase (decrease) in other liabilities                          200,014             37,815             (24,461)
                                                              ------------       ------------        ------------
Net cash provided by operating activities                       1,674,820          2,551,435           1,892,271
INVESTING ACTIVITIES:
Proceeds from sale of real estate                                  47,222             59,326             160,948
Purchase of securities and short-term
investments                                                   (36,675,342)       (22,339,700)        (19,910,815)
Mortgage and policy loan repayments                               195,653            223,297             280,834
Proceeds from sales of securities                                                  1,128,156
Proceeds from maturities, redemptions, and
calls of securities and short-term investments                 35,353,646         19,890,844          17,919,027
Property and equipment purchased                                 (364,989)          (567,977)           (475,889)
Refund of deposit                                                                    225,000
                                                              ------------       ------------         -----------

Net cash used in investing activities                          (1,443,810)        (1,381,054)         (2,025,895)
FINANCING ACTIVITIES:
Dividends paid to shareholders                                   (250,171)          (252,613)           (252,349)
Proceeds from stock issued                                         25,125            452,250             335,000
Payments to acquire treasury stock                                                (1,068,650)           (560,795)
                                                              ------------       ------------         -----------
Net cash used in financing activities                            (225,046)          (869,013)           (478,144)
                                                              ------------       ------------         -----------
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                                    5,964            301,368            (611,768)
CASH AND CASH EQUIVALENTS:
AT BEGINNING OF YEAR                                              602,470            301,102             912,870
                                                              ===========        ===========          ==========
AT END OF YEAR                                                  $ 608,434          $ 602,470           $ 301,102
                                                              ------------       ------------         -----------
SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid                                           $137,000           $270,000            $113,000
                                                              ============       ============         ===========

See notes to consolidated financial statements.

AMERICAN PUBLIC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ACCOUNTING POLICIES

a. Nature of Operations and Basis of Presentation - American Public Holdings, Inc. (the Company) is a Mississippi corporation organized in December, 1995 by American Public Life Insurance Company (APL). In 1996, the Mississippi Commissioner of Insurance and APL stockholders approved an Agreement and Plan of Exchange pursuant to which APL became a wholly-owned subsidiary of the Company, and each share of outstanding common stock of APL was converted into one share of common stock of the Company. APL is a stock life insurance company that insures against risk of loss under various types of coverages, with the majority of revenue derived from cancer and other health policy premiums. APL is licensed to operate in twenty-five states but operates primarily in Mississippi (where it is domiciled), Louisiana and Texas.

The consolidated financial statements include those of the Company and its wholly owned subsidiary, APL, and APL's wholly-owned subsidiary, DentaCare Marketing and Administration, Inc. All significant intercompany balances and transactions have been eliminated.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which vary in some respects from accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners
(NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed (see Note 9)

b. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Investment Securities - The Company's investment security portfolio is comprised of fixed maturity securities and is classified as available for sale. The portfolio is therefore carried at fair value with net unrealized gains (losses) carried as a separate component of stockholders' equity. The portfolio classification was changed in 1996 from held to maturity (carried at amortized cost) to available for sale to better reflect management intent and to provide greater flexibility for liquidating securities within the portfolio. The specific identification method is used to compute gains or losses on the sale of these assets. Interest earned on these assets is included in interest income.

Securities that reflect a market decline below cost or amortized cost that is deemed other than temporary are written down to net realizable value by a charge to earnings. Investment premiums and discounts are amortized by a method which approximates the interest method.

d. Mortgage Loans and Real Estate Acquired in Satisfaction of Debt - The Company makes investments in mortgage loans collateralized by real estate. The return on and ultimate recovery of these loans is generally dependent on the successful operation, sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, the present value of expected future cash flows from a loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance with a corresponding charge to expense. Such estimates of impairment necessarily include assumptions, which may include anticipated improvements in market conditions for real estate, which may or may not occur. The more significant assumptions management considers involve estimates of the following: lease, absorption and sales rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees.

Real estate acquired in satisfaction of debt is recorded at the lower of loan balance, including accrued interest, if any, or fair value at acquisition. Additional valuation adjustments are made when the carrying value exceeds fair market value.

e. Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, the Company considers checking accounts and cash on hand to be cash and cash equivalents. Short-term investments are included in the investments category in order to conform to insurance company reporting requirements.

f. Property and Equipment - Property and equipment is stated at cost and depreciated and amortized by the straight-line method over the estimated useful lives of the assets, which for building and improvements is thirty-nine years and for furniture and equipment ranges from five to ten years. At each balance sheet date the Company evaluates the recoverability of long-lived assets based upon expectations of nondiscounted cash flows and operating income.

g. Deferred Policy Acquisition Costs - Commissions and other costs that both vary with and are primarily related to the production of new and renewed insurance business are deferred and amortized over the anticipated premium paying period of the related policies on a pro-rata basis.

h. Policy Reserves - The unearned premium reserve recognizes premiums as earned pro rata over the policy term. The aggregate reserve for future policy benefits has been actuarially determined using the following assumptions:

                                        Life                                  Accident and Health
Mortality for policies issued           100% of 1965-70                       100% of 1965-70
  prior to 1982                         S & U male mortality table            Ultimate male mortality table

Mortality for policies issued           100% of 1975-80                       100% of 1975-80
  after 1982                            S & U male mortality table            Ultimate male mortality table

Interest rates                          5-7%                                  5-7%

Withdrawals (lapse rates)               30% first year graded to 5%           30% first year graded to 5%
                                        in year 21 and later                  in year 21 and later

i. Unpaid Claims - Unpaid claims represent the estimated liabilities on claims reported to the Company plus provision for claims incurred but not yet reported. The liabilities for unpaid claims are determined using both evaluations of each claim and statistical analyses and represent the estimated ultimate net cost of all claims incurred through the end of the reporting period.

j. Income Taxes - Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company files a consolidated income tax return with its wholly-owned subsidiary. Income taxes are allocated based on each company's separate taxable income (loss).

k. Revenue Recognition - Premiums are recognized as revenue when due from policyholders. Policy benefits and expenses are deferred or accrued to result in a matching of costs with the earned premiums over the life of the insurance contracts. This matching is accomplished by accrual of the liability for future policy benefits on insurance in force and the amortization of deferred policy acquisition costs.

1. Profit Sharing Plan - Employees are eligible to participate in a profit sharing plan (converted to a 401 (k) plan effective January 1, 1997) covering substantially all employees with more than one year of service. Contributions made to the plan were approximately $29,000 in 1997 and 1996 and $31,000 in 1995.

m. Income (Loss) Per Share - The income (loss) per share is based on the weighted average number of common shares outstanding during each year after restating prior years as though the 20 for 1 stock split-up in 1998 (Note 8) had occurred at the beginning of the earliest year presented. The weighted average number of shares outstanding was 1,110,459 in 1997, 1,129,044 in 1996 and 1,157,079 in 1995.

2. INVESTMENTS

The amortized cost and related approximate fair value of fixed maturity securities were as follows:

                                                       Amortized       Unrealized       Unrealized          Fair
                                                            Cost            Gains           Losses          Value
                                                     -----------        ---------        ---------      -----------
    1997
    U. S. Treasury and government
    corporations and agencies                        $ 1,303,080        $ 148,994                       $ 1,452,074
    States and political subdivisions                  3,320,188          139,245                         3,459,433
    Public utility bonds                                 496,781           12,116          $ 3,381          505,516
    Industrial and miscellaneous                       6,526,876          116,413            6,308        6,636,981
    Mortgage-backed securities                        22,096,362          537,402           61,582       22,572,182
                                                      ----------          -------           ------       ----------
                                                     $33,743,287         $954,170          $71,271      34,6226,186
                                                     ===========         ========          =======      ===========

    1996
    U. S. Treasury and government
    corporations and agencies                        $ 2,801,365         $ 47,351         $ 38,949      $ 2,809,767
    States and political subdivisions                  3,322,717          318,517           13,214        3,628,020
    Public utility bonds                                 846,744            8,999            5,088          850,655
    Industrial and miscellaneous                       3,230,181           16,810           31,051        3,215,940
    Mortgage-backed securities                        22,205.121          370,787          359,902       22,216,006
                                                     -----------         --------         --------      -----------
                                                     $32,406,128         $762,464         $448,204      $32,720,388
                                                     -----------         --------         --------      -----------

Net realized gains (losses) are summarized as follows:

                                                                            1997             1996            1995
                                                                        ----------       ----------       ---------

    Calls of available for sale securities                                $ 7,393
    Investment security sales                                                            $ (25,392)
    Real estate acquired in satisfaction of debt                          (31 511)         (54,899)       $ (82,117)
                                                                        ----------       ----------       ----------
                                                                        $ (24,118)       $ (80,291)       $ (82,117)
                                                                        ==========       ==========       ==========


Bonds with an approximate carrying value of $2,685,000 in 1997 and $2,689,000 in 1996 were pledged to the respective states in which the Company transacts business for the security and benefit of policyholders. At December 31, 1997, assets on deposit met minimum statutory requirements.

The following is an analysis of the amortized cost and fair value of investments in fixed maturities at December 31, 1997 by contractual maturity:

                                    Amortized                  Fair
                                         Cost                  Value
                                 ------------             ------------
    Due in one year or less         $ 200,000                $ 204,000
    Due in one to five years        2,029,739                2,034,883
    Due in five to ten years        3,406,033                3,521,659
    Due after ten years             6,011,153                6,293,462
                                 ------------             ------------
                                   11,646,925               12,054,004
    Mortgage-backed securities     22,096,362               22 572,182
                                 ------------             ------------
                                 $ 33,743,287             $ 34,626,186
                                 ============             ============

Actual maturities may differ from contractual maturities because of the borrowers' right to call or prepay obligations.

The components of net investment income were as follows:

                                                                     1997                 1996               1995
                                                              -----------          -----------         ----------
    Fixed maturities                                          $ 2,485,844          $ 2,405,619         $ 2,271,250
    Mortgage loans                                                 90,686              106,630             118,286
    Investment real estate                                        168,108               78,770
    Policy loans                                                   78,640               83,878              87,850
    Short-term investments                                         20,015               20,701              63,222
    Real estate acquired in satisfaction of debt                   17,102               18,299              18,341
                                                               ----------           ----------         -----------
    Total investment income                                     2,860,395            2,713,897           2,558,949
    Investment expenses                                           323,721              326,887             258,325
                                                               ----------           ----------         -----------
    Net investment income                                      $2,536,674           $2,387,010         $ 2,300,624
                                                               ==========           ==========         ===========


3. INVESTMENT REAL ESTATE AND PROPERTY AND EQUIPMENT

Investment real estate and property and equipment were as follows:

                                                      Investment Real Estate               Property and Equipment
                                                       1997             1996               1997               1996
                                                 ----------        ---------       ------------       ------------

    Land                                          $ 170,000        $ 170,000          $ 322,447          $ 322,447
    Buildings and improvements                    1,057,399        1,057,399          1,312,752          1,312,752
    Furniture and equipment                                                           2,332,836          1,967,848
                                                  ----------       ----------         ----------         ----------
                                                  1,227,399        1,227,399          3,968,035          3,603,047
    Less accumulated depreciation                  (499,699)        (445,857)        (1,774,872)        (1,398,028)
                                                  ----------       ----------         ----------         ----------
    Property and equipment, net                   $ 727,700        $ 781,542        $ 2,193,163        $ 2,205,019
                                                  ==========       ==========       ============       ============


4. PARTICIPATING POLICIES

APL had in force approximately $2,624,000 in 1997 and $2,717,000 in 1996 in face amount of annual dividend participating policies. Dividends on such policies are based on mortality, interest and expense experience, and are payable only upon declaration by the Board of Directors. All amounts allocable to policyholders have been accrued and none of APL's retained earnings was allocable to participating policies.

5. REINSURANCE

The maximum amount of risk that APL retains on any one life is $50,000 of life insurance and waiver of premium benefits (all accidental death benefits are reinsured), depending on age and classification of risk.

The reserves for life and accident and health policies were stated after deduction for reinsurance with other companies. A contingent liability exists with respect to such reinsurance, which could become a liability of APL in the event that such reinsurance companies are unable to meet their obligation under the existing reinsurance agreements. The reinsured portion of life reserves deducted in developing the net liability was approximately $34,000 in 1997 and $32,000 in 1996 relating to insurance in force of $3,294,000 in 1997 and $4,302,000 in 1996. The reinsurance portion of accident and health reserves deducted in developing the net liability was approximately $24,000 in 1997 and 1996.

6. POLICY CLAIMS

Activity in the liability for unpaid policy claims is summarized as follows:

                                                                            1997                            1996
                                                                    ------------                      ----------

    Balance at January 1                                               $ 856,085                       $ 906,837
    Less reinsurance recoverables                                          1,360                             470
                                                                      ----------                      ----------
    Net balance at January 1                                             854,725                         906,367

    Incurred related to:
    Current year                                                      15,726,945                      13,698,234
    Prior years                                                        3,569,717                       2,727,849
                                                                      ----------                      ----------
    Total incurred                                                    19,296,662                      16,426,083
                                                                      ----------                      ----------

    Paid related to:
    Current year                                                      14,981,297                      13,057,102
    Prior years                                                        4,095,998                       3,420,623
                                                                      ----------                      ----------
    Total paid                                                        19,077,295                      16,477,725
                                                                      ----------                      ----------
    Net balance at December 31                                         1,074,092                         854,725
    Plus reinsurance recoverables                                         12,703                           1,360
                                                                      ----------                      ----------
    Balance at December 31                                           $ 1,086,795                       $ 856,085
                                                                     ===========                       =========

The liability for unpaid policy claims is composed of claims incurred but not reported and claims reported and in course of settlement. The accident and health policy reserve includes a claim reserve of $3,719,000 in 1997 and $3,682,000 in 1996 which represents the present value of future claims.


7. INCOME TAXES

The components of the provision for income taxes were as follows:

                                                            1997                    1996                    1995
                                                       ----------               ---------              ----------

    Current provision                                    $ 9,245               $ 292,096              $  155,957
    Deferred benefit                                    (155,616)               (274,768)               (492,970)
                                                       ----------              ----------             -----------
    Income tax provision(benefit)                      $(146,371)              $  17,328              $ (337,013)
                                                       ==========              ==========             ===========

Refundable income taxes of $100,000 (1997) are included in other assets and result from overpayments of estimated taxes.



The tax effects of significant items comprising the net deferred tax asset are as follows:

                                                                                     1997               1996
                                                                               ----------         -----------

    Deferred tax liabilities:
    Unrealized gain on available for sale securities                          $ (300,186)          $ (106,848)
    Deferred policy acquisition costs                                         (1,722,080)          (2,286,550
                                                                              -----------          -----------
    Total deferred tax liabilities                                            (2,022,266)          (2,393,398)
    Deferred tax assets:
    Unrealized loss on real estate acquired in satisfaction of debt                54,179              81,106
    Future policy benefit liabilities                                           2,423,224           2,721,345
    Capital and operating loss carryforward                                       218,162             133,224
    Alternative minimum tax credits                                               288,050             293,916
    Other                                                                          55,092              65 085
                                                                               -----------         -----------
    Total deferred tax assets                                                   3,038,707           3,294,676
    Valuation allowance                                                          (617,281)           (544,006)
                                                                               -----------         -----------
    Net deferred tax asset                                                      $ 399,160           $ 357,272
                                                                               ===========         ===========

The valuation allowance increased by approximately $73,000 in 1997 and $223,000 in 1996.

At December 31, 1997, the Company had accumulated untaxed policyholders' surplus of approximately $1,923,000. The Company is not required to pay tax on the balance in the surplus account unless distributions to stockholders exceed accumulated taxed earnings.

The income tax provision (benefit) differed from the statutory federal income tax rate of 35% for the following reasons:

                                                                     1997              1996               1995
                                                               -----------           ---------       -----------

    Federal income tax (benefit) at statutory rates             $ (311,158)           $ 60,974        $ (323,634)
    Small life insurance company deduction                                            (196,163)         (170,139
    Valuation allowance on deferred tax assets                     152,885             174,221           138,700
    Other                                                           11,902             (21,704)           18,060
                                                                -----------           ---------       -----------
    Income tax provision (benefit)                              $ (146,371)           $ 17,328        $ (337,013)
                                                                ===========           =========       ===========

The alternative minimum tax credit carryover approximated $288,000 at December 31, 1997.

8. STOCKHOLDERS' EQUITY

The Company's ability to pay dividends is limited by the amount of dividends its receives from APL. Payment of dividends by APL is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the amount of any dividend by APL during any one year is limited to the lesser of (I) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years. At December 31, 1997 accumulated unpaid dividends available for payment without prior approval of the Commissioner of Insurance approximated $30,000.

Pursuant to the laws and regulations of the State of Mississippi, APL is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

In February, 1998 the Board of Directors approved a 20 for I stock split-up effected in the form of a stock dividend of the Company's common stock payable on March 31, 1998. The split did not change the value of paid-in capital and is reflected in the accompanying financial statements as though the split had occurred at the beginning of the earliest year presented.

The Company repurchased 18,018, 49,581 and 12,012 shares of its common stock from a former officer and director and other directors of the Company at $15.95 per share in 1995, ]996 and January 1998, respectively.

The National Association of Insurance Commissioners measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its total capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (I) asset risk, (ii) insurance risk, (iii) interest rate risk, and
(iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor to various statutory based assets, premiums and reserve items, wherein the factor is higher for items with greater underlying risk.

The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1997, APL was in compliance with these minimum capital requirements as follows:

    Total adjusted capital                           $8,759,856
    Authorized control level risk-based capital       2,220,903
    Ratio of adjusted capital to risk-based capital      3.94:1

9. STATUTORY FINANCIAL INFORMATION

Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). A reconciliation between consolidated net income and stockholders' equity as reported under generally accepted accounting principles (GAAP basis) and statutory net income and stockholders' equity of APL follows:

                                         1997                                  1996                         1995
                                  -----------------------------      ---------------------------       -----------
                                   Net Income     Stockholders'         Net        Stockholders'        Net Income
                                    (Loss)            Equity          Income          Equity              (Loss)
                                  -----------      ------------      --------      -------------       -----------

   GAAP basis                     $ (742,651)      $ 15,623,802      $ 156,884      $ 16,136,588       $ (587,656)

   Adjustments to:
   Policy reserves                (1,062,502)         5,318,451       (476,697)        6,380,953          557,013
   Non-admitted assets                               (1,225,251)                      (1,392,981)
   WfeTed acquisition costs        1,519,196         (9,798,294)     1,080,300       (11,317,490)         754,277
   Wferred income taxes             (155,616)          (399,160)      (274,768)         (357,272)        (492,970)
   Unrealized gain on
   invested secunties                                  (882,899)                        (314,260)
   Other                             (40,551)           (67 403)       131,076           178,001         (109,130)
                                  -----------       ------------      --------       ------------       ----------
   Statutory basis                $ (482,l24)       $ 8,569,246       $616,795       $ 9,313,539        $ 121,534
                                  ===========       ============      ========       ============       ==========


l0. FAIR VALUES OF FINANCIAL INSTRUMENTS

In accordance with FAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value. The fair value amounts disclosed represent management's best estimates of fair value.  In  accordance  with  FAS No.  107,  this  disclosure  excludes  certain
insurance   policy  related   financial   instruments   and  all   non-financial
instruments. The aggregate fair value amounts presented are not intended to represent the underlying aggregate fair value of the Company.

The estimated fair values are significantly affected by assumptions used, principally the timing of future cash flows, the discount rate, judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Potential tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

The methods and assumptions used to estimate fair value are as follows:

o Fair value for securities is determined from quoted market prices, where available. For securities not actively traded, fair value is estimated using quoted market prices for similar securities.

o Fair value for mortgage loans is estimated by discounting cash flows and using current interest rates on similar real estate loans considering credit ratings and the remaining terms to maturity.

o Fair value for short-term investments and accrued investment income approximates the carrying amount. Fair value for guaranteed interest and supplementary contract liabilities also approximates the carrying amount since those contracts are carried at redemption values and there are no applicable surrender or mortality charges.

o Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value.

The estimated fair value of the Company's financial instruments for which it is practicable to estimate that value, is as follows:

                         Carrying             Fair       Carrying          Fair
                           Amount            Value         Amount         Value
                     ------------   --------------   ------------  ------------
   Securities        $ 34,626,186   $   34,626,186   $ 32,720,388  $ 32,720,388
   Mortgage loans         989,859          960,000      1,075,268     1,107,000


11. ACCOUNTING STANDARD TO BE ADOPTED IN THE FUTURE

ln June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 redefines how operating segments are defined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of how operating segments will be reported.

12. COMMITMENTS AND CONTINGENCIES

The Company is required to participate in certain guaranty funds and involuntary pools of insurance and is therefore exposed to undeterminable future assessments resulting *om the insolvency of other insurers.

The Company leases various land, buildings and operating equipment under monthly lease arrangements. Expenses incurred under all operating leases approximated $185,000 (1997), $163,000 (1996) and $91,000 (1995). The Company also receives rent payments under an operating lease relative to investment real estate held. Future minimum lease commitments and receipts for non-cancelable operating leases are as follows:

                 Lessee            Lessor
            Commitments          Receipts
            -----------         ---------
   1998       $ 138,000         $ 168,000
   1999         132,000           160,000
   2000         115,000           156,000
   2001                            52,000
              ---------         ---------
              $ 385,000         $ 536,000
              ---------         ---------


The Company is involved in litigation incurred in the normal course of business. Management of the Company, based upon the advice of legal counsel, is of the opinion that the Company's ultimate liability, if any, which may result from the litigation will not have a material adverse effect on the financial condition or results of operations of the Company.


Article 7, Schedule V - Valuation and Qualifying Accounts

             Col. A                       Col. B                    Col. C                   Col. D          Col. E

            Description                 Balance at                 Additions               Deductions - -    Balance
                                        Beginning        ----------------------------                       at End of
                                        of Period            (1)             (2)            Describe         Period
                                                           Charged         Charged
                                                          to Costs         to Other
                                                            and           Accounts--
                                                          Expenses        Describe
                                                         ----------------------------
1997
Allowance for real estate
acquired in satisfaction
of debt                                    238,546                                             79,197        $159,349
                                                                                              (sales)

Allowance for
uncollectible agent                                                                             5,106          41,269
balances                                    46,375                                      (collections)

Valuation allowance for
deferred tax assets
                                           544,006          $73,275                                           617,281
                                           -------          -------                     -------------         -------
                                          $828,927          $73,275                           $84,303        $817,899
                                          --------          -------                           -------        --------

1996

Allowance for real estate
acquired in satisfaction
of debt                                    284,596                                             46,050         238,546
                                                                                                sales

Allowance for
uncollectible agent                                                                            55,564          46,375
balances                                   101,939                                  (write-offs/collections)
Valuation allowance for
deferred tax assets                        320,803         $223,203                                           544,006
                                          --------         --------                          --------        --------
                                          $707,338         $223,203                          $101,614        $828,927
                                          ========         ========                          ========        ========



Article 7. Schedule II - Condensed Financial Information of Registrant
CONDENSED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996
                                                                                                1997      1996
                                                                                          -----------   ----------

ASSETS:
  Cash                                                                                        $36,610
  Investment in American Public Life Insurance Company                                     15,617,765   16,293,957
                                                                                          -----------   ----------

         Total assets                                                                     $15,654,375  $16,293,957
                                                                                          -----------   -----------

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Due to American Public Life Insurance Company                                               $20,952     $157,369
  Dividends payable                                                                             9,621
                                                                                          ----------     ----------
                                                                                               30,573      157,369

STOCKHOLDERS' EQUITY                                                                       15,623,802   16,136,588
                                                                                           ----------    ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $15,654,37  $16,293,957
                                                                                          =========== ===========



CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                                          1997                 1996                  1995
                                                                  --------------        --------------           ----------

EQUITY IN EARNINGS (LOSS) OF                                          $(714,299)              $314,253           $(587,656)
SUBSIDIARY

COSTS AND EXPENSES:
  Professional fees                                                      $28,352              $134,142
  Amortization                                                                                 $23,227
                                                                  -------------         --------------
                                                                         $28,352              $157,369
                                                                  --------------        --------------
NET INCOME (LOSS)                                                     $(742,651)              $156,884           $(587,656)
                                                                  ==============        ==============           ==========




Article 7.  Schedule II - Condensed Financial Informaiton of Registrant (Continued)
CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                                         1997              1996               1995
                                                                      ----------        ---------           --------
CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net income (loss)                                                    $(742,651)        $156,884           $587,656
  Adjustments to reconcile net income (loss) to
  net cash used in operating activities:
    Equity in (earnings) loss of subsidiary                              714,299         (314,253)           587,656
    Dividends received from American Public Life
      Insurance Company                                                  415,000          252,613            252,349
    Increase in due to stockholder                                      (136,417)         157,369
                                                                       ---------          -------          ---------


   Net cash provided by operating activities                             250,231          252,613            252,349

FINANCING ACTIVITIES:
  Dividends paid                                                        (238,746)        (252,613)          (252,349)
  Common stock issued                                                     25,125
                                                                       ---------

     Net cash used in financing activities                              (213,621)
                                                                       ---------         ---------          ---------

INCREASE IN CASH                                                          36,610                0                  0

CASH, BEGINNING OF YEAR


CASH, END OF YEAR                                                         36,610                0                  0
                                                                    ------------        ---------          ---------
