Form 10-K, Exhibit 13
period 1998-12-31
AMERICAN PUBLIC HOLDINGS INC
filed 1999-03-31
CIK 1037559

AMERICAN PUBLIC HOLDINGS, INC. AND SUBSIDIARY
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS FOR THE
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

OVERVIEW

     The Company experienced a net gain in 1998, a net loss in 1997, and relatively low net income in 1996. The Company's net income gain in 1998 was primarily the result of increased revenues, limited growth in benefits, claims, losses, and settlement expenses, and reductions in general expenses. Revenues increased due to the addition of new lines of business over the past five years and rate increases. The Company continues to implement rate increases on its unlimited chemotherapy cancer policies. Additionally, as warranted, supplemental group insurance premium rates are increased on the policy anniversary date. Reductions in reserve requirements due substantially to significant lapses of costly in-force cancer policies with unlimited chemotherapy and radiation benefits resulted in limited growth in benefits, claims, losses, and settlement expenses. General expenses were reduced due primarily to cost-cutting measures.

     The Company's net loss in 1997 was due to increased claims on unlimited benefit cancer insurance policies. The Company has discontinued sales of unlimited benefit policies. Also contributing to the loss was a decrease in in-force policies due to rate increases on cancer products and refocusing of the Company's efforts to diversify its product mix in order to dilute the amount of cancer insurance that is in force. Although the Company's decision to discontinue the sale of unlimited benefit cancer policies had a negative effect on the Company's sales force, the Company has been able to attract new agents with new products. As a result, the Company experienced increased sales of new business in 1997 to a record level of approximately $7,000,000 of annualized premium.

KNOWN TRENDS

     The Company's marketing strategy continues to transform from primarily a single product offering, specifically cancer insurance, to a more diversified product mix, which includes various group insurance products and dental insurance. As part of this change in marketing strategy, unlimited chemotherapy cancer products were removed from the product mix.

     Sales of the Company's alternative cancer products are improving as fewer unlimited chemotherapy cancer products are made available by competitors. The Company is attempting to manage its existing block of cancer policies with rate increase assessments and by continuing to offer a conversion option.

     In an effort to attract additional marketing groups, the Company is revising and/or enhancing the benefit packages of several existing products to make them more attractive in the market place. Also, the Company is filing all of its products in licensed states in which it has had minimal sales growth.

RESULTS OF OPERATIONS

     The following table sets forth the Company's condensed statement of operations for the years ended December 31, 1994 through 1998, expressed as a percentage of total revenues.


                                       Years ended December 31
                                --------------------------------------
                                 1998    1997    1996    1995    1994
                                ------   ------  ------  ------  -----
REVENUES:

  Premium                        92.0%   91.4%   91.8%   91.9%   91.5%

  Net investment income           7.7%    8.5%    8.4%    8.3%    8.4%

  Other                            .3%     .1%    (.2)%   (.2)%    .1%
                                ------  ------  ------- ------- -------
  Total revenues                100.0%  100.0%  100.0%  100.0%  100.0%
                                ======  ======  ======= ======= =======

BENEFITS AND EXPENSES:

   Benefits, claims, losses
     and settlement expenses     64.6%   67.3%   62.1%   65.2%   64.2%

   Commission expense             6.8%   7.54%    8.3%    8.3%    9.1%

   Salaries and benefits          7.8%    8.1%    9.1%    8.2%    8.0%

   Amortization of
     deferred policy             11.9%   13.0%   11.0%   13.1%    9.2%
     Acquisition costs

   Other operating expenses       5.7%    7.1%    8.9%    8.5%    7.8%
                                -------  ------  ------  ------  ------

     TOTAL BENEFITS AND
        EXPENSES                 96.8%  103.0%   99.4%  103.3%   98.3%
                                ------  ------  ------  ------  ------

  Income before income taxes      3.2%  (3.0)%     .6%  (3.3)%    1.7%

  Provision for federal
    income taxes                   .8%   (.5)%     .1%  (1.2)%   (.4)%
                                ------- -------  ------ -------  ------
     NET INCOME (LOSS)            2.4%  (2.5)%     .5%  (2.1)%    2.1%
                                ======= =======  ====== =======  ======

     Premium income has shown an increase in each year illustrated. Prior to 1994, cancer insurance was the only significant product sold in volume by agents of the Company. In the fourth quarter of 1993, the Company acquired an existing block of dental business, and this acquisition has contributed to premium growth in each subsequent year. Rate increases on cancer insurance and supplemental group insurance products (less lapses) have also contributed to the increase in premium income. The components of annualized premiums in force are summarized below:


                                    Annualized Premium In Force
                 Years ended December 31,                      Percentage change
                 ---------------------------------------------------------------
                  1998      1997     1996       1998 vs. 1997      1997 vs. 1996
                 ---------------------------------------------------------------
Cancer           $17,142   $17,826  $19,694         (3.84)%            (9.49)%
Dental Care        7,654     6,310    5,466         21.30              15.44
Accident           1,054     1,072    1,130         (1.68)             (5.13)
Life insurance       277       375      415        (26.13)             (9.64)
Group              4,792     3,468    1,513         38.18%            129.21%
Other                629       419      284         50.12              47.54
                 --------  -------- --------       -------            --------
Total
 Annualized
 Premium in
 Force           $31,548   $29,470  $28,502          7.05%              3.40%
                 ========  ======== ========       =======            ========

   As the above table illustrates, annualized cancer premium has begun to decrease due to lapses attributable to rate increases assessed on policyholders. In 1995 the Company discontinued sales of unlimited chemotherapy cancer products due to higher claims costs. As a result, the sales of cancer products plummeted. The void created by lower cancer sales has been replaced with sales of dental insurance and supplemental group health insurance, such as group dental and group disability. Additionally, in 1998 and 1997, the Company has experienced limited success with sales of individual health products such as hospital indemnity, heart attack stroke and disability income.

   Total new business premiums are summarized by line of business below:

                                   New Business Summary
                                      (In thousands)
                           Years ended December 31, Percentage change
                 ---------------------------------------------------------------
                  1998      1997     1996      1998 vs. 1997    1997 vs. 1996
                 ---------------------------------------------------------------
Cancer           $   950   $   730   $   708       30.14%           3.11%
Dental Care        2,353     2,249     2,095        4.62            7.35
Accident             280       385       364      (27.27)           5.77
Life insurance       388        95        45      308.42          111.11
Other                457       435       163        5.06          166.87
Group              2,854     3,086     1,372       (7.52)%        124.93%
                 -------   -------   -------      --------        -------
Total
 Annualized
 Premium
 Solicited       $ 7,282   $ 6,980   $ 4,747        4.33%          47.04%
                 =======   =======   =======      ========        =======

   Net investment income has increased each year, with the exception of 1998. The prior year increases in investment income are attributable to an increase in the volume of investments. The current year decrease in investment income is the result of a significant number of higher yield bond calls during the first part of the year. Additionally, several mortgage loans yielding ten percent were paid in full during the year.

   The Company's investment policy is to invest in state and federal obligations as well as corporate obligations with a Standard & Poors rating of "BBB" or greater. In 1996 the Company discontinued the purchase of government agency, mortgage-backed securities and disposed of a significant amount of government agency, mortgage-backed securities, and shifted these funds into bonds with short to medium maturities. Additional dispositions of these securities were done in the first quarter of 1998. Such government agency, mortgage-backed securities continue to be the largest component of the portfolio. Because of prepayments, such securities present a greater interest rate risk than traditional fixed income securities. The intent of the effort to change the mix of the portfolio is to reduce the risk, volatility and active management required of the portfolio since a change in market interest rates results in a related change in such securities prepayment risk.

   The Company experienced a realized investment gain in 1998, and realized investment losses in the years 1997 and 1996. The 1998 realized investment gain was the result of gains from the sale of mortgage-backed securities and the liquidation of several bonds that were called during the year. Investment losses in prior years are the result of partial liquidations of non-performing real estate holdings. The Company continues to liquidate non-performing assets as opportunities arise.

   Benefits, claims, losses and settlement expenses (which is the sum of claims paid and changes in reserves for claims and future policy benefits) has shown increases each year, with the exception of 1996. The components of benefits, claims, losses and settlement expenses are as follows:

                                  Benefits To Policyholders
                                        (In thousands)
                           Years ended December 31, Percentage change
                 ---------------------------------------------------------------
                  1998     1997     1996     1995   1998 vs. 1997  1997 vs. 1996
                 -------- -------- -------- ------- -------------- -------------
Paid Claims      $21,822  $19,669  $16,672  $16,185     10.9%          17.9%

Reserve increase
  (decrease)        (748)     448      979    1,840   (266.9)%         54.2%
                 -------- -------- -------- -------- ------------- -------------
Total benefits   $21,074  $20,117  $17,651  $18,025      4.8%          14.0%
                 ======== ======== ======== ======== ============= =============

                                      Benefits To Policyholders
                                       As a % of Total Premium
                       ---------------------------------------------------------
                          1998          1997          1996          1995
                       ---------------------------------------------------------

   Paid Claims           72.69%        71.90%        63.95%        63.75%

   Reserve increase
     (decrease)         (2.49)%         1.64%         3.76%         7.25%
                        --------      --------      --------      --------
   Total benefits        70.20%        73.54%        67.71%        71.00%
                        ========      ========      ========      ========

   Claims have increased due primarily to increased costs in cancer treatments such as chemotherapy. Also, the Company's expansion into other products such as dental insurance has exposed it to products with high claim utilization costs. Reductions in reserve requirements due to significant lapses of costly in-force cancer policies with unlimited chemotherapy and radiation benefits resulted in limited growth in benefits, claims, losses, and settlement expenses.

   Commission expense has increased because of the increase in premium income. However, the percentage of commission expense to premium has decreased because the Company does not pay commission on cancer premium rate increases and also the Company has shifted its focus to product lines that pay lower commissions.

   Salaries and benefits decreased in 1998 compared to 1997 due to changes in administrative personnel. The Company was able to reduce the number of administrative personnel in 1998 and 1997 through attrition. Increases in prior years were due to increased staffing requirements needed to service the block of dental coverage acquired in 1993, as well as the Company's attempt to increase the level of employee compensation to be more competitive in the Company's recruitment of qualified personnel. The Company's salary costs are still somewhat high relative to the volume of policies in force.

   The net change in deferred acquisition costs ("DAC") is comprised of two components, as shown in the following table:

                                    1998        1997        1996        1995
                                 ---------   ---------   ---------   ---------
Amortization of DAC              3,884,512   3,899,794   3,129,605   3,627,023
Current year deferred costs      3,372,217   2,380,598   2,049,305   2,872,745
Net change in DAC                  512,295   1,519,196   1,080,300     754,278

   The current year deferred costs represent the costs of acquisition of new business in the current year. The amortization of DAC represents the annual charge-off against the asset and also all of the unamortized deferred expenses on current year lapses.

   The Company discontinued marketing unlimited chemotherapy cancer products in 1995. Consequently, the Company has changed its marketing focus to other product lines, specifically group accident and health insurance and dental insurance. The increase in current year deferred costs for 1998 over 1997 and 1996 is the result of sales of several individual accident and health insurance products with higher commission rates, specifically hospital indemnity, disability income, and heart attack stroke. The company also experienced significant growth in sales of its final expense life insurance products, which typically have high deferrable expenses.

   The amortization of DAC has been relatively steady from 1995 through 1998 because of the steady decline in in-force cancer policies, due to discontinued sales and lapses which are attributable to annual rate increase assessments. As the number of lapsed policies remains constant, the amount of amortization of DAC also remains about the same. The sales of group insurance have no impact on the amortization of DAC because there is no deferral of expense on these products.

   Other operating expense decreased by $107,710 in 1998 compared to a decrease of $540,431 in 1997 and an increase of $16,259 in 1996. In 1997, the Company implemented cost saving measures, including staff reductions through attrition to reduce administrative expenses. These measures continued to be effective in 1998. In 1996 the Company reduced expenses by reducing the staff of its off-site dental administration office; however, the Company incurred substantial expenses in connection with the acquisition of American Public Life.

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

   The Company's principal sources of cash to meet its liquidity needs are premiums and investment income. The Company typically generates excess cash flow each year from operations. Should an occasion arise where additional resources are needed, the Company's investments provide an additional source of liquidity. At December 31, 1998 and 1997, one hundred percent (100%) of the Company's investments were in fixed maturity securities, mortgage loans, investment real estate, and policy loans. Total investments, combined with cash and cash equivalents, increased to $39,324,250 at December 31, 1998 compared to $38,442,333 at December 31, 1997 and $36,780,066 at December 31, 1996, due to
increases in operational cash flow.

   Prior to the establishment of the Company as a holding company for American Public Life, American Public Life paid annual cash dividends to stockholders of $4.70 per share in 1996 and 1995. In March 1997, the Board of Directors of the Company declared an annual cash dividend for 1997 of $4.70 per share (or $.22 per share, post stock dividend in March 1998) which was paid in May 1997. In 1996 and 1995, the Company repurchased shares of its common stock for an aggregate cost of $1,629,445. Additional repurchases of shares of common stock were made in 1998 at a cost of $191,620. The Company also issued shares of common stock in 1997, 1996 and 1995 for an aggregate consideration of $812,375.

   The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) ten percent (10%) of surplus: or (ii) net gain from operations for the past three (3) years, less dividends paid in the past two (2) years.

   Pursuant to the laws and regulations of the State of Mississippi, American Public Life is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

   The National Association of Insurance Commissions ("NAIC") measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor for items with greater underlying risk.

   The NAIC has provided levels of progressively increasingly regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1998, American Public Life was in compliance with these minimum capital requirements as follows:

   Total adjusted capital                             $8,874,413
   Authorized control level risk-based capital        $1,617,072
   Ratio of adjusted capital to risk-based capital        5.49:1

   The Company has no outstanding material commitments for capital expenditures as of the end of the latest fiscal period.

YEAR 2000

   The Year 2000 computer issue is caused by computer programs being written using two (2) digits rather than four (4) to identify the applicable year. Since most older application software only contains the two digits, many systems will identify January 1, 2000 as January 1, 1900 which has the potential to cause many computer systems and software programs to generate incorrect results, or worse, not function at all. The magnitude of the problem extends beyond the computer environment as many business machines and other office equipment also have date sensitive functions. In 1996 the Company decided to replace its existing software, which had been developed in 1985, because of the age of the system and the need to implement system enhancements to deal with a growing and changing business which still handled many functions manually. This decision had the collateral benefit of addressing Year 2000 problems. An outside consultant was hired who beginning in January 1996 developed new software for all material automated functions, through some important functions are still handled manually. New hardware was purchased to support the new software. The new systems are designed to accommodate a four-digit year. Component testing began January 1998. System testing began June 1998. The new system was implemented on January 4, 1999 and is currently in use by the Company. The cost incurred in replacing the Company's system will be capitalized and amortized over the useful life of the system. Costs incurred in 1998 were not material to the Company's financial statements.

   The Company has identified policy administration, policy records, billing and collections, claims processing and telephones as mission critical functions. No automated systems are used in policy records and claim processing is a partially manual function. Year 2000 issues with respect to policy administration, billing and collections, and the automated portion of claim processing have been addressed through the implementation of the new system. The Company has also acquired and installed a new telephone system that is Year 2000 compliant.

   The Company outsources one significant function, payroll processing, to a third party, which has certified Year 2000 readiness to the Company. Certifications of Year 2000 readiness have also been received from all significant business partners identified by the Company, including its actuary, the manager of its investment portfolio, and its primary bank. The Company does not believe that the non-compliance of vendors or counter parties would have a material effect on the Company's financial statements as the Company does not rely on any significant vendors or counter parties for its business.

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

   The following table sets forth the range of high and low bid prices on the OTC Bulletin Board of American Public Holding, Inc.'s Common Stock for 1998 and is based on information provided by the National Quotation Bureau. The price reported by the National Quotation Bureau reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions and may not have represented actual transactions.

                               Bid Prices
                          ---------------------
                            Low          High
                          ---------   ---------
1998

First Quarter               14.75       14.75

Second Quarter              14.25       15.75

Third Quarter               12.00       14.75

Fourth Quarter              10.25       12.00


HOLDERS

   As of March 22, 1999, there were 1,627 holders of common stock of the Company.

DIVIDENDS

   In 1998, the Company did not pay a cash dividend. In 1997, the Company paid an annual cash dividend of $.22 (restated for March, 1998 twenty for one Company stock dividend).

   The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis, which, as of December 31, 1998, was $5,980,278. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of
(i) ten percent (10%) of surplus; or (ii) net gain from operations for the past three (3) years, less dividends paid in the past two (2) years. At December 31, 1998, accumulated unpaid dividends available for payment without prior approval of the Commissioner of Insurance approximated $208,000. The payment of future cash dividends will depend on a variety of factors, including the net income of the Company and the Company's capital needs.

AMERICAN PUBLIC HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
For the years ended December 31,


                                                            1998           1997            1996            1995            1994
Revenues:

   Premiums                                             $30,020,333    $27,355,511     $26,069,848     $25,385,971     $24,172,890
   Net investment income                                  2,523,875      2,536,674       2,387,010       2,300,624        2,214,311
   Realized investment gains (losses)                        65,807        (24,118)        (80,291)        (82,117)          (5,235)
   Other income                                              29,331         34,711          26,067          28,129           38,594

Benefits and expenses:
   Benefits, claims, losses and settlement expenses      21,073,775     20,117,037      17,650,892      18,025,211       16,957,140
   Expenses                                              10,515,572     10,674,763      10,577,530      10,532,065        9,013,565

Income (loss) before income tax provision (benefit)       1,049,999       (889,022)        174,212        (924,669)         449,855
Income tax provision (benefit)                              128,227       (146,371)         17,328        (337,013)        (105,545)

Net income (loss)                                           921,772       (742,651)        156,884        (587,656)         555,400

Net income (loss) per share*                                    .84           (.67)            .14            (.51)             .48

Other selected financial data:
   Stockholders' equity                                 $16,551,231    $15,623,802     $16,136,588     $16,597,309      $17,663,109
   Book value per share*                                      15.05          14.07           14.29           14.34            15.28
   Dividends per share*                                         .00            .22             .22             .22              .27

   Total assets                                          52,697,924     52,346,775      52,184,610      51,724,155       51,281,469


*based upon the number of shares after giving retroactive effect for a 20 for 1 stock dividend in March, 1998.  Actual dividends paid in 1996, 1995, and 1994 were$4.70, $4.70 and $5.67 respectively.

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Stockholders of American Public Holdings, Inc.:

We have audited the consolidated balance sheets of American Public Holdings, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income (loss), of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Public Holdings, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Jackson, Mississippi
March 5, 1999

AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

ASSETS                                                   1998          1997

Investments:
  Available for sale securities - at fair value
    (amortized cost of approximately $34,638,000
    in 1998 and $33,743,000 in 1997)                  $35,780,591   $34,626,186
  Mortgage loans                                          683,649       989,859
  Investment real estate - net                            673,858       727,700
  Policy loans                                          1,419,072     1,490,154
                                                      ------------  ------------
           Total investments                           38,557,170    37,833,899

Cash and cash equivalents                                 767,080       608,434
Accrued investment income                                 545,855       440,614
Accounts and notes receivable, net of allowance for
   uncollectible accounts of $29,000 (1998) and
   $41,000 (1997)                                         464,461       455,848
Deferred policy acquisition costs                       9,285,999     9,798,294
Property and equipment - net                            2,322,711     2,193,163
Real estate acquired in satisfaction of debt              427,185       504,660
Deferred income tax asset                                 255,624       399,160
Other                                                      71,839       112,703


                                                      ------------  ------------
TOTAL ASSETS                                          $52,697,924   $52,346,775
                                                      ============  ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                     1998           1997

LIABILITIES:
  Future policy benefits                             $32,743,852    $33,393,109
  Unpaid claims                                        1,145,909      1,086,795
  Unearned premiums                                      735,161        843,021
  Policyholders' dividend accumulations                  415,214        406,456
  Accounts payable and other liabilities               1,106,557        993,592
                                                     ------------   ------------
           Total liabilities                          36,146,693     36,722,973

COMMITMENTS AND CONTINGENCIES (Notes 5, 8 and 13)

STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value, authorized
    25,000,000 shares
  Common stock, no par value, authorized
    50,000,000 shares, issued 1,099,287 (1998) and        52,347         52,919
    1,111,299 (1997) shares
  Additional paid-in capital                           2,066,752      2,257,800
  Accumulated other comprehensive income -
    Unrealized gain on available for sale securities,
    net of deferred taxes of $228,000 (1998) and
    $177,000 (1997)                                      913,943        706,319
  Retained earnings                                   13,518,189     12,606,764
                                                     ------------   ------------
           Total stockholders' equity                 16,551,231     15,623,802
                                                     ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $52,697,924    $52,346,775
                                                     ============   ============

AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                            1998          1997          1996

REVENUE:
  Premiums                              $30,020,333   $27,355,511   $26,069,848
  Net investment income                   2,523,875     2,536,674     2,387,010
  Realized investment gains (losses)         65,807       (24,118)      (80,291)
  Other income                               29,331        34,711        26,067
                                        ------------  ------------  ------------
                                         32,639,346    29,902,778    28,402,634

BENEFITS AND EXPENSES:
  Benefits, claims, losses and
    settlement expenses                  21,073,775    20,117,037    17,650,892
  Commission expense                      2,220,908     2,242,620     2,346,428
  Salaries and benefits                   2,548,957     2,409,323     2,584,925
  Amortization of deferred policy
    acquisition costs                     3,884,512     3,899,794     3,129,605
  Insurance taxes, licenses and fees      1,012,059     1,166,180     1,019,295
  Other operating expenses                  849,136       956,846     1,497,277
                                        ------------  ------------  ------------
                                         31,589,347    30,791,800    28,228,422
                                        ------------  ------------  ------------

INCOME (LOSS) BEFORE INCOME TAX
  PROVISION (BENEFIT)                     1,049,999      (889,022)      174,212

INCOME TAX  PROVISION (BENEFIT)             128,227      (146,371)       17,328
                                        ------------  ------------  ------------
NET INCOME (LOSS)                           921,772      (742,651)      156,884

OTHER COMPREHENSIVE INCOME (LOSS),
  NET OF TAX:
    Increase in unrealized gain on
      investment securities                 260,270       435,617       187,175
    Reclassification of (gains) losses
      included in net income                (52,646)       19,294        64,233
                                         -----------  ------------  ------------
COMPREHENSIVE INCOME (LOSS)              $1,129,396   $(  287,740)   $  408,292
                                         ===========  ============  ============
NET INCOME (LOSS) PER SHARE              $     0.84   $     (0.67)   $     0.14
                                         ===========  ============  ============

See notes to consolidated financial statements.

AMERICAN PUBLIC HOLDINGS, INC.


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             Accumulated
                                            Common Stock        Additional      Other                                   Total
                                        ---------------------    Paid-in    Comprehensive   Retained    Treasury    Stockholders'
                                          Shares      Amount     Capital       Income       Earnings      Stock        Equity
                                        -----------  --------  -----------  ------------- -----------  -----------  --------------

BALANCE, JANUARY 1, 1996                 1,202,250   $57,250    $2,232,750                $14,705,318  $ (398,009)   $16,597,309
  Change in net unrealized gain                                               $251,408                                   251,408
  Treasury stock acquired                                                                              (1,068,650)    (1,068,650)
  Treasury stock reissued                                                                                 452,250        452,250
  Dividends paid to stockholders
   ($.22 per share)                                                                          (252,613)                  (252,613)
  Net income                                                                                  156,884                    156,884
                                        -----------  --------   -----------  ------------ ------------ -----------   -------------
BALANCE, DECEMBER 31, 1996               1,202,250    57,250     2,232,750     251,408     14,609,589  (1,014,409)    16,136,588
  Change in net unrealized gain                                                454,911                                   454,911
  Stock issued                               1,575        75        25,050                                                25,125
  Treasury stock retired                   (92,526)   (4,406)                              (1,010,003)  1,014,409
  Dividends paid to stockholders
   ($.22 per share)                                                                          (250,171)                  (250,171)
  Net loss                                                                                   (742,651)                  (742,651)
                                        -----------  --------   -----------  ------------ ------------ -----------  --------------
BALANCE, DECEMBER 31, 1997               1,111,299    52,919     2,257,800     706,319     12,606,764           0     15,623,802
  Change in net unrealized gain                                                207,624                                   207,624
  Stock retired                            (12,012)     (572)     (191,048)                                             (191,620)
  Dividends paid to stockholders
   ($.01 per share)                                                                           (10,347)                   (10,347)
  Net income                                                                                  921,772                    921,772
                                        -----------  --------  ------------  ----------  ------------- -----------   -------------
BALANCE, DECEMBER 31, 1998               1,099,287   $52,347    $2,066,752    $913,943    $13,518,189  $        0    $16,551,231
                                        ===========  ========  ============  ==========  ============= ===========   =============

See notes to consolidated financial statements.

AMERICAN PUBLIC HOLDINGS, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
-------------------------------------------------------------------------------------------

                                                        1998          1997          1996

OPERATING ACTIVITIES:

  Net income (loss)                                 $  921,772   $(  742,651)   $  156,884
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Realized investment (gains) losses               (65,807)       24,118        80,291
      Amortization of deferred policy acquisition
        costs                                        3,884,512     3,899,794     3,129,605
      Depreciation and other amortization              423,449       422,617       410,970
      Deferred income tax provision (benefit)           91,630      (155,616)     (274,768)
      Decrease (increase) in receivables              (113,854)       41,249       171,817
      Decrease (increase) in other assets               40,864      (109,044)        4,765
      Policy acquisition costs deferred             (3,372,217)   (2,380,598)   (2,049,305)
      Increase (decrease) in liability for future
        policy benefits                               (649,257)      474,937       883,361
      Increase in other liabilities                     72,977       200,014        37,815
                                                    -----------   -----------   -----------
           Net cash provided by operating
             activities                              1,234,069     1,674,820     2,551,435

INVESTING ACTIVITIES:
  Proceeds from sale of real estate                     51,885        47,222        59,326
  Purchase of securities and short-term
    investments                                    (55,747,848)  (36,675,342)  (22,339,700)
  Mortgage and policy loan repayments                  377,292       195,653       223,297
  Proceeds from sales of securities                                              1,128,156
  Proceeds from maturities, redemptions, and calls
    of securities and short-term investments        54,956,152    35,353,646    19,890,844
  Property and equipment purchased                    (510,937)     (364,989)     (567,977)
  Refund of deposit                                                                225,000
                                                   ------------  ------------  -------------
           Net cash used in investing activities      (873,456)   (1,443,810)   (1,381,054)


                                                                                (Continued)

AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                   1998       1997       1996

FINANCING ACTIVITIES:
  Dividends paid to shareholders                 $(10,347) $(250,171) $(252,613)
  Proceeds from stock issued                                  25,125    452,250
  Payments to acquire treasury stock             (191,620)           (1,068,650)
                                                 ---------  --------- ----------
           Net cash used in financing activities (201,967)  (225,046)  (869,013)
                                                 ---------  --------- ----------
NET INCREASE IN CASH AND
  CASH EQUIVALENTS                                158,646      5,964    301,368

CASH AND CASH EQUIVALENTS:
  AT BEGINNING OF YEAR                            608,434    602,470    301,102
                                                 ---------  --------- ----------
  AT END OF YEAR                                 $767,080   $608,434   $602,470
                                                 =========  ========= ==========
SUPPLEMENTAL CASH FLOW INFORMATION-
  Income taxes paid                              $      0   $137,000   $270,000
                                                 =========  ========= ==========

See notes to consolidated financial statements.                      (Concluded)

AMERICAN PUBLIC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

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

          The consolidated financial statements include those of the Company and its wholly-owned subsidiary, APL, and APL's wholly-owned subsidiary, DentaCare Marketing and Administration, Inc. All significant intercompany balances and transactions have been eliminated.

          The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in some respects from accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed (see Note 9).

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

      C. COMPREHENSIVE INCOME - The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" in 1998. This standard expands or modifies disclosures, and accordingly, has no impact on the Company's financial position, results of operations or cash flows.

      D. AVAILABLE FOR SALE SECURITIES - The Company's investment security portfolio is comprised of fixed maturity securities and is classified as available for sale. The portfolio is therefore carried at fair value with net unrealized gains (losses) carried as a separate component of stockholders' equity. The portfolio classification was changed in 1996 from held to maturity (carried at amortized cost) to available for sale to better reflect management intent and to provide greater flexibility for liquidating securities within the portfolio. The specific identification method is used to compute gains or losses on the sale of these assets. Interest earned on these assets is included in interest income.

          Securities that reflect a market decline below cost or amortized cost that is deemed other than temporary are written down to net realizable value by a charge to earnings. Investment premiums and discounts are amortized by a method which approximates the interest method.

      E. MORTGAGE LOANS AND REAL ESTATE ACQUIRED IN SATISFACTION OF DEBT - The Company makes investments in mortgage loans collateralized by real estate. The return on and ultimate recovery of these loans is generally dependent on the successful operation, sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, the present value of expected future cash flows from a loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance with a corresponding charge to expense. Such estimates of impairment necessarily include assumptions, which may include anticipated improvements in market conditions for real estate, which may or may not occur. The more significant assumptions management considers involve estimates of the following: lease, absorption and sales rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees.

          Real estate acquired in satisfaction of debt is recorded at the lower of the loan balance, including accrued interest, if any, or fair value at acquisition. Additional valuation adjustments are made when the carrying value exceeds fair market value.

      F. CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, the Company considers checking accounts and cash on hand to be cash and cash equivalents. Short-term investments are included in the investments category in order to conform to insurance company reporting requirements.

      G. PROPERTY AND EQUIPMENT - Property and equipment is stated at cost and depreciated and amortized by the straight-line method over the estimated useful lives of the assets, which for building and improvements is thirty-nine years and for furniture and equipment ranges from five to ten years. At each balance sheet date the Company evaluates the recoverability of long-lived assets based upon expectations of nondiscounted cash flows and operating income.

      H. DEFERRED POLICY ACQUISITION COSTS - Commissions and other costs that both vary with and are primarily related to the production of new and renewed insurance business are deferred and amortized over the anticipated premium paying period of the related policies on a pro-rata basis.

      I. POLICY RESERVES - The unearned premium reserve recognizes premiums as earned pro rata over the policy term. The aggregate reserve for future policy benefits has been actuarially determined using the following assumptions:

                           LIFE                          ACCIDENT AND HEALTH

Mortality for policies     100% of 1965-70               100% of 1965-70
  issued prior to 1982     S & U male mortality table    Ultimate male mortality
                                                         table

Mortality for policies     100% of 1975-80               100% of 1975-80
  issued after 1982        S & U male mortality table    Ultimate male mortality
                                                         table

Interest Rates             5-7%                          5-7%

Withdrawals (lapse         30% first year graded to 5%   30% first year graded
   rates)                  in year 21 and later          to 5% in year 21 and
                                                         later

      J. UNPAID CLAIMS - Unpaid claims represent the estimated liabilities on claims reported to the Company plus provision for claims incurred but not yet reported. The liabilities for unpaid claims are determined using both evaluations of each claim and statistical analyses and represent the estimated ultimate net cost of all claims incurred through the end of the reporting period.

      K. INCOME TAXES - Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company files a consolidated income tax return with its wholly-owned subsidiary. Income taxes are allocated based on each company's separate taxable income or loss.

      L. REVENUE RECOGNITION - Premiums are recognized as revenue when due from policyholders. Policy benefits and expenses are deferred or accrued to result in a matching of costs with the earned premiums over the life of the insurance contracts. This matching is accomplished by accrual of the liability for future policy benefits on insurance in force and the amortization of deferred policy acquisition costs.

      M. PROFIT SHARING PLAN - Employees are eligible to participate in a profit sharing plan (converted to a 401(k) plan effective January 1, 1997) covering substantially all employees with more than one year of service. Contributions made to the plan were approximately $30,000 in 1998 and $29,000 in 1997 and 1996.

      N. NET INCOME (LOSS) PER SHARE - Net income (loss) per share is based on the weighted average number of common shares outstanding during each year after restating prior years as though the 20 for 1 stock split-up in 1998 (Note 8) had occurred at the beginning of the earliest year presented. The weighted average number of shares outstanding was 1,099,487 in 1998, 1,110,459 in 1997 and 1,129,044 in 1996.

2.  AVAILABLE FOR SALE SECURITIES

    The amortized cost and related approximate fair value of available for sale securities were as follows:

    Net realized gains (losses) are summarized as follows:



                                     Amortized      Unrealized   Unrealized      Fair
                                       Cost           Gains        Losses        Value
1998
U. S. Treasury and government

  corporations and agencies         $ 5,595,670   $  287,911                  $ 5,883,581
States and political subdivisions     3,317,554      258,902                    3,576,456
Public utility bonds                    703,954        9,262      $  1,295        711,921
Industrial and miscellaneous          8,225,027      219,876        20,106      8,424,797
Mortgage-backed securities           16,795,957      408,620        20,741     17,183,836
                                    ------------  -----------     ---------   -----------
                                    $34,638,162   $1,184,571      $ 42,142    $35,780,591
                                    ============  ===========     =========   ===========



                                     Amortized      Unrealized   Unrealized      Fair
                                       Cost           Gains        Losses        Value
1997
U. S. Treasury and government

  corporations and agencies         $ 1,303,080   $  148,994                  $ 1,452,074
States and political subdivisions     3,320,188      139,245                    3,459,433
Public utility bonds                    496,781       12,116      $  3,381        505,516
Industrial and miscellaneous          6,526,876      116,413         6,308      6,636,981
Mortgage-backed securities           22,096,362      537,402        61,582     22,572,182
                                    ------------  -----------     ---------   ------------
                                    $33,743,287     $954,170       $71,271    $34,626,186
                                    ============  ===========     =========   ============


    Net realized gains (losses) are summarized as follows:

                                                  1998       1997        1996

      Investment security sales                 $ 91,039    $ 7,393    $(25,392)
      Real estate acquired in
        satisfaction of debt                     (25,232)   (31,511)    (54,899)
                                                ---------   --------   ---------
                                                $ 65,807   $(24,118)   $(80,291)
                                                =========  =========   =========

    The following is an analysis of the amortized cost and fair value of available for sale securities at December 31, 1998 by contractual maturity:


                                                        Amortized      Fair
                                                          Cost         Value

      Due in one year or less                         $    99,763   $   100,369
      Due in one to five years                          2,609,770     2,655,185
      Due in five to ten years                          3,131,559     3,324,451
      Due after ten years                              12,001,113    12,516,750
                                                      ------------  ------------
                                                       17,842,205    18,596,755
      Mortgage-backed securities                       16,795,957    17,183,836
                                                      ------------  ------------
                                                      $34,638,162   $35,780,591
                                                      ============  ============


    Actual maturities may differ from contractual maturities because of the borrower's right to call or prepay obligations.

    The components of net investment income were as follows:


                                                  1998        1997        1996

Fixed maturities                              $2,496,808  $2,485,844  $2,405,619
Mortgage loans                                    76,047      90,686     106,630
Investment real estate                           168,740     168,108      78,770
Policy loans                                      72,816      78,640      83,878
Short-term investments                            26,453      20,015      20,701
Real estate acquired in satisfaction of debt      19,244      17,102      18,299
                                              ----------- ----------- ----------
           Total investment income             2,860,108   2,860,395   2,713,897
Investment expenses                              336,233     323,721     326,887
                                              ----------- ----------- ----------
Net investment income                         $2,523,875  $2,536,674  $2,387,010
                                              =========== =========== ==========

    Bonds with an approximate carrying value of $2,679,000 in 1998 and $2,685,000 in 1997 were pledged to the respective states in which the Company transacts business for the security and benefit of policyholders. At December 31, 1998, assets on deposit met minimum statutory requirements.

3.  INVESTMENT REAL ESTATE AND PROPERTY AND EQUIPMENT

    Investment real estate and property and equipment were as follows:


                               Investment Real Estate     Property and Equipment
                              ------------------------- ------------------------
                                  1998         1997         1998         1997

Land                          $  170,000   $  170,000   $  322,477   $  322,477
Buildings and improvements     1,057,399    1,057,399    1,312,752    1,312,752
Furniture and equipment                                  2,820,244    2,332,806
                              ------------ ------------ ------------ -----------
                               1,227,399    1,227,399    4,455,473    3,968,035
Less accumulated depreciation   (553,541)    (499,699)  (2,132,762)  (1,774,872)
                              ------------ ------------ ------------ -----------
Property and equipment, net   $  673,858   $  727,700   $2,322,711   $2,193,163
                              ============ ============ ============ ===========

4.  PARTICIPATING POLICIES

    APL had in force approximately $2,534,000 in 1998 and $2,624,000 in 1997 in face amount of annual dividend participating policies. Dividends on such policies are based on mortality, interest and expense experience, and are payable only upon declaration by the Board of Directors. All amounts allocable to policyholders have been accrued and none of APL's retained earnings was allocable to participating policies.

5.  REINSURANCE

    The maximum amount of risk that APL retains on any one life is $50,000 of life insurance and waiver of premium benefits (all accidental death benefits are reinsured), depending on age and classification of risk.

    The reserves for life and accident and health policies were stated after deduction for reinsurance with other companies. A contingent liability exists with respect to such reinsurance, which could become a liability of APL in the event that such reinsurance companies are unable to meet their obligation under the existing reinsurance agreements. The reinsured portion of life reserves deducted in developing the net liability was approximately $30,000 in 1998 and $34,000 in 1997, relating to insurance in force of $6,248,000 in 1998 and $3,294,000 in 1997. The reinsurance portion of accident and health reserves deducted in developing the net liability was approximately $24,000 in 1998 and 1997.

6.  POLICY CLAIMS

    Activity in the liability for unpaid policy claims is summarized as follows:

                                                           1998          1997

Balance at January 1                                 $  1,086,795   $   856,085
  Less reinsurance recoverables                            12,703         1,360
                                                     -------------  ------------
Net balance at January 1                                1,074,092       854,725
                                                     -------------  ------------
Incurred related to:
  Current year                                         17,794,652    15,726,945
  Prior years                                           3,689,286     3,569,717
                                                     -------------  ------------
Total incurred                                         21,483,938    19,296,662
                                                     -------------  ------------
Paid related to:
  Current year                                         17,122,689    14,981,297
  Prior years                                           4,297,868     4,095,998
                                                     -------------  ------------
Total paid                                             21,420,557    19,077,295
                                                     -------------  ------------

Net balance at December 31                              1,137,473     1,074,092
  Plus reinsurance recoverables                             8,436        12,703
                                                     -------------  ------------

Balance at December 31                                 $1,145,909    $1,086,795
                                                     =============  ============

    The liability for unpaid policy claims is composed of claims incurred but not reported and claims reported and in course of settlement. The accident and health policy reserve includes a claim reserve of $4,065,000 in 1998 and $3,719,000 in 1997 which represents the present value of future claims.

7.  INCOME TAXES

    The components of the provision for income taxes were as follows:

                                          1998           1997            1996
Current provision                     $  36,597      $    9,245      $  292,096
Deferred provision (benefit)             91,630        (155,616)       (274,768)
                                      ----------     -----------     -----------
    Income tax provision (benefit)    $ 128,227      $ (146,371)     $   17,328
                                      ==========     ===========     ===========

    Refundable income taxes of $63,000 (1998) and $100,000 (1997) are included in other assets.

    The tax effects of significant items comprising the net deferred tax asset are as follows:

                                                           1998          1997

Deferred tax liabilities:
  Unrealized gain on available for sale securities      $(388,426)    $(300,186)
  Deferred policy acquisition costs                    (1,512,919)   (1,722,080)
                                                       -----------   -----------
           Total deferred tax liabilities              (1,901,345)   (2,022,266)

Deferred tax assets:
  Unrealized loss on real estate acquired
    in satisfaction of debt                                45,502        54,179
  Future policy benefit liabilities                     2,080,042     2,423,224
  Capital loss carryforward                               183,252       218,162
  Alternative minimum tax credits                         287,158       288,050
  Other                                                    55,718        55,092
                                                       -----------   -----------
           Total deferred tax assets                    2,651,672     3,038,707

Valuation allowance                                      (494,703)     (617,281)
                                                       -----------   -----------
Net deferred tax asset                                   $255,624      $399,160
                                                       ===========   ===========


    The valuation allowance decreased approximately $123,000 in 1998 and increased approximately $73,000 in 1997.

    At December 31, 1998, the Company had accumulated untaxed policyholders' surplus of approximately $1,923,000. The Company is not required to pay tax on the balance in the surplus account unless distributions to stockholders exceed accumulated taxed earnings.

    The income tax provision (benefit) differed from the statutory federal income tax rate of 35% for the following reasons:

                                                    1998       1997      1996

Federal income tax (benefit) at statutory rates   $367,500  $(311,158)  $60,974
Small life insurance company deduction                (955)            (196,163)
Utilization of operating loss carryforward            (353)
Valuation allowance on deferred tax assets         (86,246)   152,885   174,221
Other                                              (22,269)    11,902   (21,704)
                                                  --------- ---------- ---------
Income tax provision (benefit)                    $128,227  $(146,371)  $17,328
                                                  ========= ========== =========

    The alternative minimum tax credit carryover approximated $287,000 at December 31, 1998.

8.  STOCKHOLDERS' EQUITY

    The Company's ability to pay dividends is limited by the amount of dividends its receives from APL. Payment of dividends by APL is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by APL during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years. At December 31, 1998, accumulated unpaid dividends available for payment without prior approval of the Commissioner of Insurance approximated $208,000.

    Pursuant to the laws and regulations of the State of Mississippi, APL is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

    In February 1998 the Board of Directors approved a 20 for 1 stock split-up effected in the form of a stock dividend of the Company's common stock payable on March 31, 1998. The split did not change the value of common stock or paid-in capital and is reflected in the accompanying financial statements as though the split had occurred at the beginning of the earliest year presented.

    The Company repurchased 49,581 (1996) and 12,012 (1998) shares of its common stock from a former officer and director and other directors of the Company at $15.95 per share.

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

    The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1998, APL was in compliance with these minimum capital requirements as follows:


      Total adjusted capital                                         $8,874,413
      Authorized control level risk-based capital                     1,617,072
      Ratio of adjusted capital to risk-based capital                    5.49:1


9.  STATUTORY FINANCIAL INFORMATION

    Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). A reconciliation between consolidated net income (loss) and stockholders' equity as reported under generally accepted accounting principles (GAAP basis) and statutory net income and stockholders' equity of APL follows:


                                            1998                       1997               1996
                                --------------------------  --------------------------  ----------
                                    Net      Stockholders'     Net      Stockholders'      Net
                                   Income       Equity         Loss        Equity         Income

GAAP basis                        $921,772   $16,551,231     ($742,651)  $15,623,802     $156,884

Adjustments to:
  Policy reserves               (1,081,801)    4,236,650    (1,062,502)    5,318,451     (476,697)
  Non-admitted assets                         (1,455,322)                 (1,225,251)
  Deferred acquisition costs       512,295    (9,285,999)    1,519,196    (9,798,294)   1,080,300
  Deferred income taxes             91,630      (255,624)     (155,616)     (399,160)    (274,768)
  Unrealized gain on
    invested securities                       (1,142,429)                   (882,899)
  Other                            (45,408)       57,296       (40,551)      (67,403)     131,076
                                -----------   -----------   -----------  ------------   -----------
Statutory basis                  $ 398,488    $8,705,803     ($482,124)   $8,569,246     $616,795
                                ===========   ===========   ===========  ============   ===========



10. FAIR VALUES OF FINANCIAL INSTRUMENTS

    In accordance with FAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value. The fair value amounts disclosed represent management's best estimates of fair value. In accordance with FAS No. 107, this disclosure excludes certain insurance policy-related financial instruments and all nonfinancial instruments. The aggregate fair value amounts presented are not intended to represent the underlying aggregate fair value of the Company.

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

    The methods and assumptions used to estimate fair value are as follows:

      * Fair value for securities is determined from quoted market prices, where available. For securities not actively traded, fair value is estimated
        using  quoted   market  prices  for similar securities.

      * Fair value for mortgage loans is estimated by discounting cash flows and using current interest rates on similar real estate loans considering credit ratings and the remaining terms to maturity. Fair value approximates the carrying market.

      * Fair value for short-term investments and accrued investment income approximates the carrying amount. Fair value for guaranteed interest and supplementary contract liabilities also approximates the carrying amount since those contracts are carried at redemption values and there are no applicable surrender or mortality charges.

      * Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value.

    The estimated fair value of the Company's financial instruments for which it is practicable to estimate that value, is as follows:

                      Carrying         Fair           Carrying         Fair
                       Amount          Value           Amount          Value

Securities          $35,780,591     $35,780,591     $34,626,186     $34,626,186
Mortgage loans          683,649         660,000         989,859         960,000


11. OPERATING SEGMENT DISCLOSURE

    During 1998, the Company adopted Statement of Financial  Accounting Standard
    (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a life and health insurance company, with substantially all of its premium revenue derived from accident and health insurance. Therefore, the Company does not report but one operating segment.

12. ACCOUNTING STANDARD TO BE ADOPTED IN THE FUTURE

    In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. SFAS 133 requires, among other things, that derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives may, depending on circumstances, be recognized in earnings or deferred as a component of shareholders' equity until a hedged transaction occurs. The Company has not determined what impact, if any, the adoption of SFAS 133 will have on its financial position or results of operations.

13. COMMITMENTS AND CONTINGENCIES

    The Company is required to participate in certain guaranty funds and involuntary pools of insurance and is therefore exposed to undeterminable future assessments resulting from the insolvency of other insurers.

    The Company leases various land, buildings and operating equipment under monthly lease arrangements. Expenses incurred under all operating leases approximated $159,000 (1998), $185,000 (1997) and $163,000 (1996). The
    Company also receives rent payments under an operating lease relative to investment real estate held. Future minimum lease commitments and receipts for non-cancelable operating leases are as follow:

                                                          Lessee       Lessor
                                                        Commitments    Receipts

    1999                                                 $167,000       $160,000
    2000                                                  167,000        156,000
    2001                                                  167,000         52,000
    2002                                                   27,000
    2003                                                   27,000
                                                        ------------  ----------
                                                         $555,000       $368,000
                                                        ============  ==========

    The Company is involved in litigation incurred in the normal course of business. Management of the Company, based upon the advice of legal counsel, is of the opinion that the Company's ultimate liability, if any, which may result from the litigation, will not have a material adverse effect on the financial condition or results of operations of the Company.

    American Public Life is subject to periodic financial  and  market  conduct
    examinations.   The  last completed financial examination of American Public
    Life was conducted by the Mississippi Insurance Department for the period ended December 31, 1992. American Public Life is currently under examination for the three-year period ended December 31, 1995.

                                   * * * * * *

INDEPENDENT AUDITORS' REPORT ON SCHEDULES

To the Board of Directors and Stockholders of American Public Holdings, Inc.:

We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of American Public Holdings, Inc. and subsidiary included in this Form 10-K and have issued our report thereon dated March 5, 1999. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index to financial statement schedules are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Jackson, Mississippi
March 5, 1999

Article 7.  Schedule II - Condensed Financial Information of Registrant

CONDENSED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                            1998         1997

ASSETS:
  Cash                                                  $    21,139  $    36,610
  Investment in American Public Life Insurance Company   16,749,553   15,617,765
                                                        ------------ -----------
           Total assets                                 $16,770,692  $15,654,375
                                                        ============ ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Due to American Public Life Insurance Company         $   213,651  $    20,952
  Dividends payable                                           5,810        9,621
                                                        ------------ -----------
                                                            219,461       30,573

STOCKHOLDERS' EQUITY                                     16,551,231   15,623,802
                                                        ------------ -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $16,770,692  $15,654,375
                                                        ============ ===========



CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                               1998          1997        1996

EQUITY IN EARNINGS (LOSS) OF SUBSIDIARY      $934,510     $(714,299)   $314,253

COSTS AND EXPENSES:
  Professional and administrative fees         12,738        28,352     134,142
  Amortization                                                           23,227
                                             ---------    ----------   ---------
                                               12,738        28,352     157,369
                                             ---------    ----------   ---------
NET INCOME (LOSS)                            $921,772     $(742,651)   $156,884
                                             =========    ==========   =========

Article 7.  Schedule II - Condensed Financial Information of Registrant
 (Continued)


CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
---------------------------------------------------------------------------------------------

                                                           1998         1997         1996
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                     $ 921,772   $( 742,651)   $ 156,884
  Adjustments to reconcile net income (loss) to
    net cash used in operating activities:
      Equity in (earnings) loss of subsidiary            (934,510)     714,299     (314,253)
      Dividends received from American Public Life
        Insurance Company                                  10,347      415,000      252,613
      Increase (decrease) in liabilities                  181,984     (136,417)     157,369
                                                        ----------  -----------   ----------
           Net cash provided by operating activities      179,593      250,231      252,613

FINANCING ACTIVITIES:
  Dividends paid                                           (3,444)    (238,746)    (252,613)
  Treasury stock acquired and retired                    (191,620)
  Common stock issued                                                   25,125
                                                       -----------  -----------   ----------
           Net cash used in financing activities         (195,064)    (252,613)    (252,349)
                                                       -----------  -----------   ----------
INCREASE IN CASH                                          (15,471)      36,610            0

CASH, BEGINNING OF YEAR                                    36,610
                                                       -----------  -----------   ----------
CASH, END OF YEAR                                      $   21,139   $   36,610    $       0
                                                       ===========  ===========   ==========

Article 7.  Schedule V - Valuation and Qualifying Accounts


  Col. A.            Col. B            Col. C          Col. D          Col. E

Description         Balance at        Additions       Deductions --   Balance at
                    Beginning   -------------------                     End of
                    of Period      (1)       (2)                        Period

                                 Charged   Charged
                                 to Costs  to Other
                                   and    Accounts --
                                 Expenses  Describe
1998

Allowance for
  real estate
  acquired in
  satisfaction
  of debt           $159,349                          $  25,521       $133,828
                                                       (sales)
Allowance for
  uncollectible
  agent balances      41,269                             12,441         28,828
                                                    (collections)

Valuation allowance
   for deferred tax
   assets            617,281                            122,578        494,703
                                                      (recovery)
                    --------                          ---------       --------
                    $817,899                          $ 160,540       $657,359
                    ========                          =========       ========
1997

Allowance for real
  estate acquired
  in satisfaction
  of debt           $238,546                          $  79,197       $159,349
                                                       (sales)
Allowance for
  uncollectible
  agent balances      46,375                              5,106         41,269
                                                    (collections)
Valuation allowance
  for deferred tax
  assets             544,006         73,275                            617,281
                    --------      ---------           ---------       --------
                    $828,927      $  73,275           $  84,303       $817,899
                    ========      =========           =========       ========